
NEOGEN
CORPORATION

Dedicated to Food and Animal Safety

A World *of* Opportunity

ANNUAL REPORT | 2009

The *mission* of

Neogen Corporation

is to be the dominant company in the development and marketing of ***solutions*** for **food** and **animal safety**.

CONTENTS



Argentina
AUSTRALIA
Belgium
Brazil
Canada
CHINA
El Salvador
Denmark
FINLAND
France
GERMANY
Hungary
GREECE
Ireland
India
Italy
JAPAN
SOUTH KOREA
Mexico
Netherlands
Portugal
Russia
Saudi Arabia
SPAIN
Sweden
SWITZERLAND
Turkey
UKRAINE
UNITED KINGDOM
United States of America
Venezuela
VIETNAM



Selected One of Forbes' Top 200 Small Companies

September 1, 2009

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Neogen Corporation on Thursday, October 8, 2009, at 10:00 a.m. Eastern Time. The Annual Meeting will be held at the University Club of Michigan State University at 3435 Forest Road in Lansing, Michigan.

The Annual Meeting will feature a report on Neogen's business activities, and voting on the election of directors and other proposals. On the following pages you will find the notice of the Annual Meeting of Shareholders and the proxy statement.

It is important that your shares are represented at the Annual Meeting, regardless of how many shares you own. Whether or not you plan to attend the Annual Meeting, please sign, date and return the enclosed proxy card as soon as possible. Sending a proxy card will not affect your right to vote in person if you attend the meeting.

Sincerely,

James L. Herbert
Chairman & Chief Executive Officer

Your vote is important. Even if you plan to attend the meeting, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.

620 Lesher Place, Lansing MI 48912
517/372-9200 • 800/234-5333 • fax: 517/372-0108
neogen-info@neogen.com • www.neogen.com



Selected One of Forbes' Top 200 Small Companies

620 Lesher Place
Lansing, MI 48912

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS OF NEOGEN CORPORATION

Date: October 8, 2009

Time: 10:00 a.m., Eastern Time

Place: The University Club of Michigan State University, 3435 Forest Road, Lansing, Michigan 48909

Items of Business:

- The election of three Class I directors, each to serve for a three year term;
- The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2010;
- The consideration of a shareholder proposal, if presented at the meeting; and
- To act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

All shareholders are cordially invited to attend the meeting. At the meeting, you will hear a report on the Company's business and have a chance to meet the directors and executive officers. A copy of the 2009 Annual Report is enclosed.

Only shareholders of record at the close of business on August 10, 2009 are entitled to notice of and to vote at the meeting.

Your vote is important. Please vote your shares promptly. To vote your shares complete, sign, date and return your proxy card. Any shareholder attending the meeting may vote in person even if he or she returned a proxy.

Richard R. Current
Secretary

September 1, 2009

Neogen Corporation
620 Lesher Place
Lansing, MI 48912

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
October 8, 2009

GENERAL INFORMATION

These proxy materials are provided in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Shareholders of Neogen Corporation (the "Annual Meeting") to be held on Thursday, October 8, 2009 at 10:00 am, local time, at the University Club of Michigan State University, 3435 Forest Road, Lansing, Michigan 48909, and at any adjournment of the meeting. The solicitation will begin on or about September 4, 2009.

There are three proposals scheduled to be voted on at the Annual Meeting:

- Election of three directors;
- Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2010; and
- A shareholder proposal, if presented at the meeting.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its exercise by the filing of a written notice of revocation with our Secretary, by delivering to our Secretary a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Voting and Solicitation

All shares represented by a properly executed proxy will be voted unless the proxy is revoked. If a choice is specified, it will be voted in accordance with the specification. If no choice is specified, the proxy holders will vote the shares in accordance with the recommendations of the Board of Directors, which are set forth with the discussion of each matter later in this Proxy Statement. With respect to any matter not set forth on the proxy card that properly comes before the Annual Meeting, the proxy holders named in the proxy card will vote as the Board of Directors recommends or, if the Board makes no recommendation, in their discretion.

Under applicable laws and regulations, brokers have the discretion to vote on routine matters, such as the uncontested election of directors and the ratification of the appointment of the Company's independent registered public accounting firm, but do not have discretion to vote on non-routine matters. The Company believes that the shareholder proposal will be considered a non-routine matter. Therefore, if you do not provide voting instructions your shares will be considered "broker non-votes" with regard to the shareholder proposal because your broker will not have discretionary authority to vote on that proposal.

In summary, the Board recommends that you vote:

- FOR the election of the nominees for directors;
- FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2010; and
- AGAINST the shareholder proposal.

All shareholders at the close of business on August 10, 2009, the record date for the meeting, are entitled to vote at the meeting. On August 10, 2009 there were 14,784,795 shares of the Company's common stock outstanding. For each proposal, each shareholder is entitled to one vote for each share of Neogen Corporation common stock owned at that time.

If you are a shareholder of record, you may vote by mail by completing, dating and signing your proxy card and mailing it in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as officer of a corporation, guardian, executor, trustee or custodian), you should indicate your name and title or capacity.

You may also vote in person at the Annual Meeting or may be represented by another person at the meeting by executing a proper proxy designating that person.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you will receive instructions from the street name holder that you must follow in order to have your shares voted.

If your shares are held in street name and you wish to vote in person at the meeting, you must obtain a proxy issued in your name from the street name holder.

If you are a beneficial owner of shares held in street name, you may submit new voting instructions by contacting your brokerage firm, bank or other holder of record.

Broker non-votes on a matter occur when the broker, bank or other holder of record that holds your shares in street name is not entitled to vote on a matter without instruction from you and no instruction is given. Absent instruction from you, a street name holder may vote your shares in its discretion on the election of directors and ratification of the appointment of Ernst & Young LLP.

In the election of directors, the three nominees receiving the highest number of votes will be elected. The other matters require the affirmative vote of a majority of the votes cast at the meeting. Votes that are withheld with respect to the election of directors and abstentions and broker non-votes on the other matters are not counted as votes cast.

PROPOSALS FOR SHAREHOLDER ACTION

PROPOSAL 1—ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company shall have at least five and no more than nine directors, with the exact number to be determined by the Board. The Board of Directors currently is comprised of nine directors. The directors are classified into three classes to serve for the terms set forth next to their names or until their successors have been duly qualified and elected.

Unless otherwise instructed, proxy holders will vote the proxies received by them for the election of the nominees named below. Except for Dr. Crowder, all of the nominees for director are currently directors of the Company. The term of Dr. Gordon E. Guyer expires at the Annual Meeting. Dr. Guyer has elected not to pursue an additional term on the Board of Directors. If any nominee becomes unavailable for any reason it is intended that the proxies will be voted for a substitute nominee designated by the Board. The Board of Directors has no reason to believe that the nominees named will be unable to serve if elected. Any vacancy occurring on the Board of Directors for any reason may be filled by vote of a majority of the directors then in office for a term expiring at the next Annual Meeting of shareholders.

Nominees	Expiration of Proposed Term
Class I:	
Lon M. Bohannon	2012
A. Charles Fischer	2012
Richard T. Crowder, Ph.D.	2012

Directors Continuing in office	Expiration of Term
Class II:	
Jack C. Parnell	2010
Robert M. Book	2010
Clayton K. Yeutter, Ph.D.	2010
Class III:	
James L. Herbert	2011
G. Bruce Papesh	2011
Thomas H. Reed	2011

Name of Director	Age	Position	Director Since
James L. Herbert	69	Chairman and CEO of the Company, Director	1982
Lon M. Bohannon	56	President and COO of the Company, Director	1996
Thomas H. Reed (2) (3)	64	Director	1995
Robert M. Book (3)	79	Director	1990
A. Charles Fischer (1) (4)	67	Director	2006
G. Bruce Papesh (2)	62	Director	1993
Jack C. Parnell (1) (4)	74	Director	1993
Clayton K. Yeutter, Ph.D. (1) (2) (4)	79	Director	2007

(1) Member, Compensation Committee
(2) Member, Stock Option Committee
(3) Member, Audit Committee
(4) Member, Nominating Committee

The following is a brief summary of the business experience, for at least the past five years, for each of the nominees for, and for the current members of, the Board of Directors.

Nominees for the Board of Directors:

Lon M. Bohannon is President and Chief Operating Officer of Neogen Corporation. He was elected to the Board of Directors in October 1996. Mr. Bohannon joined Neogen in October 1985 as Vice President of Finance, was promoted to Vice President—Administration and Chief Financial Officer in November 1994 and was named Chief Operating Officer in 1999 and President and COO in 2006. He is responsible for all areas of the Company's operations except research and corporate development. A certified public accountant, Mr. Bohannon served as Administrative Controller for Federal Forge, Inc., a metal forging and stamping firm, from March 1980 until October 1985, and was associated with the public accounting firm of Ernst & Young from June 1975 to March 1980.

Dr. Richard T. Crowder is nominated for the first time as a member to the Board of Directors. He has more than 40 years of experience in the food, agriculture, and trade industries and currently serves as an adjunct professor of Agricultural Economics at Virginia Tech University. From January 2006 until May 2007, he served as United States Chief Agriculture Negotiator with the rank of Ambassador. Prior to this appointment, he served as Chief Executive Officer of the American Seed Trade Association from 2002 to 2006, for five years as Senior Vice President of International Affairs for DeKalb Genetics Corp. (later acquired by Monsanto) and for two years as Executive Vice President of Armour-Swift-Eckrich. He was appointed by the president to serve from 1989 until 1992 as Under Secretary of the United States Department of Agriculture responsible for international affairs and commodity programs. Dr. Crowder held various senior management positions with The Pillsbury Company (now General Mills) for 14 years including internal board level responsibilities with Burger King Corporation and Steak and Ale Corporation. He currently serves on the Board of Directors of Mendel Biotechnology, Inc. He previously served on the Board of Directors of Soo Line Corporation, Penford Corporation, Commodity Credit Corporation, and Rural Telephone Bank. Dr. Crowder is 70 years of age and holds B.S. and M.S. degrees from Virginia Tech University and a Ph.D. from Oklahoma State University.

A. Charles Fischer served as President and CEO of Dow AgroSciences and as a member of Dow Chemical Company's Executive Management Team until his retirement in 2004. He was elected to the Board of Directors in October 2006. Mr. Fischer's career with Dow Chemical spanned 37 years and included assignments in South America, Europe, the Middle East and Africa. He served as president of CropLife International and CropLife America, as chairman of the National FFA Foundation and was associated in various capacities with the Central Indiana Life Sciences Initiative and the Biotechnology Industry Organization.

The Board of Directors recommends a vote FOR the above nominees.

Other current members of the Board of Directors:

James L. Herbert is Chairman of the Board and Chief Executive Officer of Neogen Corporation. Previously he was President, Chief Executive Officer, and a Director of the Company since he joined Neogen in June 1982. He resigned as President, but remained as CEO and was named Chairman in 2006. Prior to joining Neogen he held the position of Corporate Vice President of DeKalb Ag Research, a major agricultural genetics and energy company. He has management experience in animal biologics, specialized chemical research, medical instruments, aquaculture, animal nutrition, and poultry and livestock breeding and production.

G. Bruce Papesh was elected to the Board of Directors in October 1993 and was Secretary from October 1994 to October 1999. Since 1987, Mr. Papesh has served as President of Dart, Papesh & Company Inc., member SIPC and FINRA, an investment consulting and financial services firm. Mr. Papesh also served until October 1, 2001 on the Board of Directors of Immucor, Inc., a publicly traded immunodiagnostics company that manufactures and markets products for the human clinical blood bank industry.

Thomas H. Reed was elected to the Board of Directors in October 1995 and served as Secretary from October 1999 to October 2007. Mr. Reed is a consultant to JBS Packerland, a beef processing company. Formerly he was a special assistant to the President of JBS Packerland. Prior to assuming that position, he served as Vice President of Michigan Livestock Exchange Marketing, a division of Southern States Cooperative, Inc. and prior to that as President and Chief Executive Officer of the Michigan Livestock Exchange. Mr. Reed is a former member of the Board of Directors of the National Livestock Producers Association and is a former chairman of the Michigan State University Board of Trustees.

Robert M. Book was elected to the Board of Directors in November 1990. Since January 1993, Mr. Book has served as President of AgriVista, Inc., a company that provides agricultural consulting and marketing services. He served as President of the Indiana Institute of Agriculture, Food and Nutrition from 1983 through 1992. He was formerly Group Vice President of Agriculture Marketing for Elanco Products Company, a division of Eli Lilly & Co.

Jack C. Parnell was elected to the Board of Directors in October 1993 and as Chairman of the Board in October 2001. In 2006 Mr. Parnell resigned as Chairman, but remained a Director. Since 1991, he has held the position of Governmental Relations Advisor with the law firm of Kahn, Soares and Conway in Sacramento, California. In 1989, Mr. Parnell was appointed by President George H. W. Bush to serve as Deputy Secretary of the U.S. Department of Agriculture. From 1983 to 1989, he served in three different senior governmental positions for the State of California, including Secretary of the California Department of Food and Agriculture from 1987 to 1989. The firm of Kahn, Soares and Conway currently acts as the Company's government relations advisor. See also "Information about the Board and Corporate Governance matters."

Dr. Clayton K. Yeutter was first elected to the Board of Directors, in October 2007. Dr. Yeutter has been actively involved in his family's ranching and cattle feeding operation in Nebraska over his lifetime. Also during that time he has served in sub-cabinet or cabinet level positions under four Presidents of the United States, with his last position as Secretary of Agriculture under President George H. W. Bush. Dr. Yeutter is a former CEO of the Chicago Merchantile Exchange and he has also served on the Boards of Directors of Caterpillar, Texas Instruments, Weyerhaeuser Company, ConAgra Foods and Zurich Financial Services, among several others. He currently serves on the Boards of Directors of American Commercial Lines, Burlington Capital Group, Covanta Holding Company, and the Chicago Climate Exchange.

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP to serve as the independent registered public accounting firm for the Company for 2010. While not required, we are submitting the appointment to the shareholders for their ratification as a matter of good corporate practice. The affirmative vote of a majority of the votes cast at the Annual Meeting on the proposal is required for ratification. **The Board of Directors recommends that shareholders vote FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2010.** If the appointment is not ratified, it will be considered as a recommendation that the Audit Committee consider the appointment of a different firm to serve as independent registered public accounting firm for the year 2011. Even if the appointment is ratified, the Audit Committee may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of Neogen Corporation and its shareholders.

Relationship with Ernst & Young

Ernst & Young LLP has acted as the Company's independent registered public accounting firm for more than five years. Ernst & Young LLP has advised that neither the firm nor any of its members or associates has any direct financial interest or any material indirect financial interest in the Company or any of its affiliates other than as auditors. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The fees billed by Ernst & Young LLP with respect to the years ended May 31, 2009 and 2008 were as follows:

	2009	2008
Audit Fees	$254,000	$242,250
Audit-Related Fees	7,000	5,600
Tax Fees	1,899	4,800
All Other Fees	—	—

Audit Fees include amounts billed for the annual audit of the Company's fiscal year Consolidated Financial Statements, the audit of internal controls over financial reporting, the review of the Consolidated Financial Statements included in the Forms 10-Q, and consultations concerning accounting matters associated with the annual audit. Audit-Related Fees include amounts billed for general accounting consultations and services that are unrelated to the annual audit. It is expected that Ernst & Young LLP will provide similar non-audit services during the fiscal year 2009. In connection with its review and evaluation of non-audit services, the Audit Committee is required to and does consider and conclude that the provision of non-audit services is compatible with maintaining the independence of Ernst & Young LLP.

Under its charter, the Audit Committee must pre-approve all audit and non-audit services to be performed by Ernst & Young LLP other than non-audit services that satisfy a de minimus exception. In the event management wishes to engage Ernst & Young LLP to perform non-audit services, a summary of the proposed engagement is prepared detailing the nature of the engagement, the reasons why Ernst & Young LLP is the preferred provider of the services and the estimated duration and cost of the engagement. The Audit Committee reviews and evaluates recurring non-audit services and their proposed fees as the need arises at their regularly scheduled committee meetings. At subsequent meetings, the Audit Committee receives updates regarding the services actually provided and management may present additional services for approval. The Audit Committee has delegated to the Chairman or, in his absence, any other member of the Committee, the authority to evaluate and approve projects and related fees if circumstances require approval between meetings of the Committee. Any such approval is reported to the full Committee at its next meeting.

PROPOSAL 3—SHAREHOLDER PROPOSAL

Mr. Michael P. Entis, P.O. Box 1471, Stowe, Vermont 05672, claiming ownership of Neogen Corporation common stock with a value in excess $2,000 for longer than one year, has submitted the following resolution and supporting statement to be included in this proxy statement and has noted his intention to present such resolution for consideration at the annual meeting. The Company disclaims any responsibility for the content of this proposal and the supporting statement, which are presented as received verbatim from the shareholder.

Whereas directors, officers and other employees ("Insiders") of Neogen Corporation ("Company") may possess material information that is unavailable to the public ("Insider Information"), and

Whereas the Company's present policies are minimal regarding Insiders trading Company stock while in possession of Insider Information ("Insider Trading"), and

Whereas the lack of a stringent Insider Trading policy places the Company's shareholders at a disadvantage while simultaneously placing Insiders at risk of inadvertently contravening relevant laws and regulations,

BE IT THEREFORE RESOLVED that the Board of Directors is instructed to implement a Company Insider Trading Policy, which incorporates the following essential elements:

1. Insider Information should not be disclosed to anyone except Insiders and Company approved third parties;
2. Insiders may not place purchase or sell orders (or recommend that related family members or others take such action) in Company securities while in possession of Insider Information;
3. Insiders may not (a) trade options, warrants, puts and calls or similar instruments in Company securities, (b) sell Company securities "short" or (c) hold Company securities in margin accounts;
4. Notwithstanding the above-stated restrictions, anyone may exercise options granted to him by the Company and, subject to the restrictions of the Insider Trading Policy and other applicable Company policies, sell shares acquired through exercise of options;
5. Insiders may only transact in Company securities during the period beginning on the second trading day after the release of the Company quarterly earnings and ending three weeks later ("Window"). The Window may be shortened or closed at the discretion of the Company. Exceptions due to financial hardship may be permitted on a case-by-case basis;
6. Directors and executive officers of the Company must obtain prior clearance from the Company's General Counsel, or other person delegated responsibility for pre-clearance of transactions in Company securities;
7. Insiders are subject to liability for transactions made while in possession of Insider Information, except standing orders under pre-approved 10b5-1 plans.

Statement In Support of Resolution

At the present time, Neogen insiders are permitted to trade in Neogen securities without restriction, except during the period between the close of financial quarters and the public disclosure of those results. Neogen insiders have been known to trade in Neogen securities beyond two months into a quarter while knowingly being in possession of Company information not then available to shareholders at large. This has given the appearance of improper insider behavior and it risks regulatory penalties at a cost to the Company and to all shareholders. Such insider behavior is a violation of good corporate ethics, judgment and modern governance, which the passage of this resolution is intended to resolve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 3 FOR THE FOLLOWING REASONS:

The Board of Directors believes it is appropriate to advise shareholders that Mr. Entis has been highly critical of Neogen management on a regular basis for the past several years, leveling charges ranging from inadequate promotion of the Company's stock to improper national political party affiliation of officers. Nonetheless, the Board of Directors takes the views of shareholders very seriously and has given this proposal careful consideration. After a thorough review of the proposal, the Board has concluded that the proposal is not in the best interests of the Company or its shareholders for the following reasons:

- **The Company already has in place an effective insider trading policy.** Many aspects of the proposed policy are already a part of the Company's stock trading policy, which is attached as Exhibit A to this proxy statement. That policy prohibits disclosure of nonpublic information to anyone except insiders. It further prohibits insiders (as well as family members) from purchasing or selling stock while in possession of insider information. Currently, officers and directors must obtain prior clearance from the Company's Chief Financial Officer before selling company securities, and the Company's finance department assists officers and directors to file the required Form 4 and any required Form 5 with the SEC.
- **The trading window contained in the Company's policy is appropriate.** The principal difference between the proposed policy and the Company's policy relates to the "trading window" during which officers and directors may buy or sell Company stock. The statement of support of the resolution is in error in its description of the Company's trading window, as the Company's policy provides that each quarterly trading window closes seven days before the end of the fiscal quarter. Restricting insider trading to four, three-week periods each year could adversely affect the market for the Company's shares. Many knowledgeable observers believe that short trading windows are destructive of liquidity and therefore a disincentive to officers and directors to hold significant equity positions in the company. Additionally, observers believe that a concentrated window for possible sales can depress the stock price.
- **The Company's policy has been designed to fit Neogen's particular circumstances.** The Board of Directors has examined the process of the compiling of quarterly financial results at the Company, and believes that the current trading policy, and its trading window periods, appropriately protects against the risk that material, undisclosed information with respect to a financial quarter may be in the possession of management personnel at a time when they are permitted to trade. Throughout the 20 years that Neogen has been a public company, officers and directors have regarded the issue of trading very seriously, as evidenced by the fact that there have been no violations and there have been no accusations or evidence offered of any wrongdoing. The Board of Directors believes it should remain the obligation of the Board to review the Company's circumstances and establish, monitor and, if necessary, modify trading policies, and that these functions should not be considered obligations of shareholders.
- **The Board of Directors believes that the Company's policy is normal and customary.** The Neogen trading window is very typical of the timing and duration of window periods for companies of similar size. A Company survey of public companies with $100 million to $500 million in revenues located in

the Midwestern geographic area, and of all companies headquartered in the Lansing, Michigan area, found that 19 of the 23 companies had trading windows similar to those employed by Neogen. Based on the practices of other, similar publicly held companies, changing Neogen's present trading window is not indicative of any "modernization of governance."

- **The Company's policy has served the Company well for several years.** The senior officer and director group of Neogen totals 17 individuals. The current version of the Company's trading policy has been in effect for six years. There have been no known violations of the existing trading policy and there is no evidence that any officer or director has ever traded Neogen stock based on inside information. The Company's existing policy has allowed officers and directors to increase their equity positions from year to year. Company records indicate the group in general has owned more shares each year as compared to the prior year. The Board of Directors believes this show of faith is in the best interests of shareholders.

The Board of Directors recommends a vote against Proposal 3 and opposes the proposed policy as not being in the best interests of the Company and its shareholders.

STOCK OWNERSHIP

Principal Shareholders

The following table sets forth certain information, as of August 10, 2009, with respect to beneficial ownership of Common Stock by the only persons known by the Company to be the beneficial owner of more than 5% of Neogen Corporation common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (%)
Brown Capital Management, Inc. 1201 North Calvert Street Baltimore, MD 21202	1,244,206	8.4%
Barclays Global Investors NA 400 Howard Street San Francisco, CA 94105	1,020,874	6.9%
Riverbridge Partners, LCC Midwest Plaza West Suite 600 Minneapolis, MN 55402	818,203	5.5%
James L. Herbert (1) Neogen Corporation 620 Lesher Place Lansing, MI 48912	790,255	5.3%

(1) Includes 116,294 shares of Common Stock that Mr. Herbert has the right to acquire by exercise of options within 60 days of May 31, 2009. Also includes 129,547 shares held in trust for the spouse of Mr. Herbert.

Security Ownership of Directors and Executive Officers

The following table sets forth certain information about the ownership of Neogen Corporation, common stock as of August 10, 2009 held by the current directors, each nominee for director, the executive officers named in the Summary Compensation Table under "Executive Compensation" and all executive officers and directors as a group.

Name	Number of Shares Owned (1)	Right to Acquire (2)	Total	Percentage of Outstanding Shares
James L. Herbert	673,961(3)	116,294	790,255	5.3%
Lon M. Bohannon	234,217	43,173	277,390	1.9%
Robert M. Book	12,925	13,750	26,675	*
Richard T. Crowder Ph.D.	—	—	—	*
A. Charles Fischer	—	7,000	7,000	*
Gordon E. Guyer Ph.D.	13,223	10,000	23,223	*
G. Bruce Papesh	2,004	20,500	22,504	*
Jack C. Parnell	22,034	11,502	33,536	*
Thomas H. Reed	1,125	11,250	12,375	*
Clayton K. Yeutter Ph.D.	1,900(5)	4,000	5,900	*
Edward L. Bradley	82,354(4)	59,443	141,797	*
Richard R. Current	30,994	22,288	53,282	*
Kenneth V. Kodilla	6,716(4)	6,101	12,817	*
Joseph M. Madden Ph.D.	14,946	6,900	21,846	*
Anthony E. Maltese	30,595	10,457	41,052	*
Terri A. Morrical	19,375(4)	11,300	30,675	*
Mark A. Mozola Ph.D.	5,088(4)	4,801	9,889	*
Paul S. Satoh Ph.D.	13,466	6,300	19,766	*
Executive officers, directors and nominees as a group (18 persons)	1,164,923	365,059	1,529,982	10.1%

* Less than 1%

(1) Excludes shares that may be acquired through stock option exercises.

(2) Includes shares that may be acquired within 60 days of August 10, 2009 upon exercise of options pursuant to Rule 13d-3 of the Securities Act of 1934.

(3) Includes 129,547 shares held in trust for the spouse of James L. Herbert.

(4) Includes shares held in Neogen 401-K Plan.

(5) Includes shares held in trust for spouse of Clayton Yeutter and shares in IRA account.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

Neogen Corporation is managed under the direction of its Board of Directors. The Board conducts its business through meetings of the Board and its committees. The Board held five meetings, and there were a total of 7 committee meetings during fiscal 2009. Each director attended more than 75% of the total meetings of the Board and the committees on which he served in 2009, with the exception of Dr. Guyer who missed one Board meeting and two meetings of the audit committee. Directors are expected to attend the Annual Meeting of shareholders unless they have a schedule conflict or other valid reason. All the current Board members attended the 2009 Annual Meeting.

Independent Directors

A director is not considered to be independent unless the Board determines that he meets the Nasdaq independence rules and has no material relationship with Neogen Corporation, either directly or through any organization with which he is affiliated that has a relationship with Neogen Corporation. Based on a review of the responses of the directors to questions about employment history, affiliation and family and other relationships and on discussions with the directors, the Board has concluded that non-employee directors are independent. As members of management, James L. Herbert, Chairman and Chief Executive Officer and Lon M. Bohannon, President and Chief Operating Officer, are not independent.

Board Committees

The Board has four committees. The current membership, number of meetings held during 2009 and the function performed by each of these committees are described below. None of the members of any of the committees is or ever has been an employee of the Company. The Board has determined that each committee member meets the independence standards for that committee within the meaning of applicable Nasdaq and SEC regulations.

Audit Committee—Mr. Reed (Chair), Mr. Book and Dr. Guyer currently are members of the Audit Committee. The Audit Committee met five times during 2009 and oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee meets with management and the Company's independent registered public accounting firm throughout the year and reports the results of its activities to the Board of Directors. Further information regarding the role of the Audit Committee is contained in its charter that is available in the "Investor Relations" section of the Company's website at www.neogen.com. For further information, see "Audit Committee Report" in this Proxy Statement. The Board has determined that Mr. Reed is an "audit committee financial expert" for purposes of applicable SEC rules.

Compensation Committee—Mr. Parnell (Chair) and Mr. Fischer currently are members of the Compensation Committee, which met once during 2009. The purpose of the Compensation Committee is to assist the Board in discharging its overall responsibilities relating to executive compensation. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers prior to the beginning of each year, evaluates current year performance in light of those goals and establishes compensation levels for the upcoming year, including salary and bonus targets. Except in the case of the Chief Executive Officer, management provides recommendations to the Compensation Committee concerning compensation for officers. The Compensation Committee does not have a charter.

Stock Option Committee—Mr. Papesh (Chair), Mr. Book and Mr. Reed currently are members of the Stock Option Committee, which met once during 2009. The purpose of the Stock Option Committee is to assist the Board in discharging its overall responsibilities relating to the Neogen Corporation Stock Option Plan. Except in the case of the Chief Executive Officer, management provides recommendations to the Stock Option Committee concerning stock option awards for officers and employees. For further information, see "Compensation Discussion and Analysis" in this Proxy Statement.

Nominating Committee—Mr. Book (Chair) and Mr. Parnell currently serve on the Nominating Committee. The Nominating Committee, which met once during 2009 (as a part of the meeting of the whole of the Board of Directors with Mr. Herbert and Mr. Bohannon abstaining from deliberations and voting during such meetings), makes recommendations to the Board regarding individuals for nomination as director. For further information, see the charter of the Nominating Committee that is available in the "Investor Relations" section of the Company's website at www.neogen.com. When seeking to identify an individual to become a director to fill a new position or vacancy, the Nominating Committee will consult with incumbent directors, management and others. The Nominating Committee will consider, among other factors, the background and reputation of potential candidates in terms of character, personal and professional integrity, business and financial experience and acumen, how a person would complement the other directors in providing a diversity of expertise and experience and a person's availability and willingness to devote sufficient time to Board duties. Shareholders may recommend director candidates for consideration by the Nominating Committee by writing to the Secretary at 620 Lesher Place, Lansing, Michigan 48912, giving the candidate's name, relationship, if any, to the shareholder making the recommendation, biographical data and qualifications. The submission should also include a statement from the candidate consenting to being considered and, if nominated and elected, to serving as a director.

Management's Role in Determining Executive Compensation

The Compensation Committee makes all final decisions regarding officer compensation. Management's involvement in executive compensation is typically for the Chief Executive Officer to make recommendations on compensation for those other than himself. No member of the Compensation Committee has served as an officer or employee at any time. No executive officer serves as a member of the compensation committee of any other company that has an executive officer serving as a member of Neogen Corporation's Board of Directors. None of Neogen Corporation's executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of the Compensation Committee.

Lead Director/Executive Sessions of Non-Management Directors

Mr. Parnell has been designated the lead independent director, with responsibility for coordinating the activities of the other independent directors. Mr. Parnell chairs all executive sessions of the Board. Mr. Herbert and Mr. Bohannon do not attend the executive sessions except that either officer may attend a portion of any session upon request. At least one executive session is held yearly.

Contacting the Board of Directors

Shareholders and other interested persons may communicate directly with the Board on a confidential basis by mail to Board of Directors, Neogen Corporation, 620 Lesher Place, Lansing, Michigan 48912 Attention: Board Secretary. All such communications will be received directly by the Secretary of the Board and will not be screened or reviewed by any other Neogen Corporation employee.

Code of Conduct and Ethics

Neogen Corporation has adopted a Code of Conduct applicable to all Neogen Corporation employees, officers and directors, including specifically the Chief Executive Officer, Chief Financial Officer and Corporate Controller, in the performance of their duties and responsibilities. The Code of Conduct is posted on the Company's website at www.neogen.com in the "Investor Relations" section and will be mailed to any shareholder upon request to the Secretary at 620 Lesher Place, Lansing, Michigan 48912.

Certain Relationships and Related Party Transactions

The Board of Directors acting as a committee of the whole approves or ratifies transactions involving directors, executive officers or principal shareholders, or members of their immediate families or entities controlled by any of them, or in which they have a substantial ownership interest, in which the amount involved exceeds $120,000 and that are otherwise reportable under SEC disclosure rules. Such transactions include employment of immediate family members of any director or executive officer. Management advises the Board of any such transaction that is proposed to be entered into or continued and seeks approval. In the event any such transaction is proposed for which a decision is required prior to the next regularly scheduled meeting of the Board, it may be presented to the Audit Committee Chair for approval, in which event the decision will be reported to the full Board at its next meeting.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

Named executive officers ("NEOs") for SEC reporting purposes are:

Name	Title
James L. Herbert	Chairman & Chief Executive Officer
Lon M. Bohannon	President & Chief Operating Officer
Richard R. Current	Vice President & Chief Financial Officer & Secretary
Edward L. Bradley	Vice President Food Safety Operations
Terri A. Morrical	Vice President Animal Safety Operations

Brief biographies of the NEOs, except Mr. Herbert and Mr. Bohannon follow. Biographies of Mr. Herbert and Mr. Bohannon, who are also Directors of the Company, are included in "Proposal I Election of Directors."

Edward L. Bradley, age 49, joined Neogen in February 1995 as Vice President of Sales and Marketing for AMPCOR Diagnostics, Inc. In June 1996, he was made a Vice President of Neogen Corporation. Currently, Mr. Bradley is responsible for all activities focused on food safety products on a worldwide basis except Research and Development and European operations. From 1988 to 1995, Mr. Bradley served in several sales and marketing capacities for Mallinckrodt Animal Health, including the position of National Sales Manager responsible for 40 employees in its Food Animal Products Division. Prior to joining Mallinckrodt, he held several sales and marketing positions for Stauffer Chemical Company.

Richard R. Current, age 65, joined the Company in November 1999 as Vice President & Chief Financial Officer. In October 2007, he was given the added title of Secretary. Prior to joining Neogen, Mr. Current served as Executive Vice President and Chief Financial Officer of Integral Vision, Inc. from 1994 to 1999 and as Vice President and Chief Financial Officer of the Shane Group, Inc., a privately held company, from 1991 to 1994. Mr. Current was associated with the public accounting firm of Ernst & Young for 24 years and served as Managing Partner of the Lansing, Michigan office from 1986 to 1991.

Terri A. Morrical, age 44, joined Neogen Corporation on September 1, 1992 as part of the Company's acquisition of WTT, Incorporated. She has directed most aspects of the Company's Animal Safety operations since she joined the Company and currently serves as Vice President in charge of all of the Company's Animal Safety operations. From 1986 to 1991, she was Controller for Freeze Point Cold Storage Systems and concurrently served in the same capacity for Powercore, Inc. In 1990, she joined WTT, Incorporated as Vice President and Chief Financial Officer and then became President, the position she held at the time Neogen acquired the business.

Compensation Objectives

Neogen executive compensation programs are designed to be aligned with shareholder value creation and are structured to reward individual and organizational performance and be simple, concise and understandable. A significant percentage of each NEO's compensation consists of variable pay.

The primary objectives of the compensation programs covering NEOs are to:

- Attract, retain and motivate highly talented executives who will drive the success of the business;
- Align incentives with the achievement of measurable corporate, business unit and individual performance objectives based on financial and non-financial measures, as appropriate;
- Provide overall compensation that is considered equitable to the employee and the company; and
- Ensure reasonable, affordable and appropriate compensation program costs.

Compensation Elements

The primary pay elements provided to NEOs are:

- Base salary;
- Annual bonus delivered through short-term bonus plans; and
- Equity-based long-term incentive compensation delivered in the form of stock option grants.

Other pay elements include health and welfare benefits plans under which the NEOs receive similar benefits to those provided to all other eligible U.S.-based employees, such as medical, life insurance and disability coverage.

The Compensation Committee is provided materials by management regarding the various compensation elements of each NEO's compensation package. The Committee makes decisions about each compensation element in the context of each NEO's total pay package. Positions at higher levels at Neogen Corporation generally have a greater emphasis on variable pay elements of bonus and stock options, although no specific formula, schedule or tier is applied in establishing compensation "mix".

Each of the compensation elements and its purpose is further described below.

Base Salary: Base salary is intended to compensate the executive for the basic market value of the position, time in the position and the relation of that position to other positions in the Company. Each NEO's salary and performance is reviewed annually. Factors considered in determining the level of executive pay include the role and responsibilities of position, performance against expectations and an individual's job experience or unique role responsibilities.

Base salary rate increases from 2008 to 2009 are shown in the following table. Actual earned salary for 2009 is shown in the "Salary" column of the Summary Compensation Table.

Base Salary

Name	2009 Salary Rate	2008 Salary Rate	Percent Increase
James L. Herbert	$310,000	$290,000	6.9%
Lon M. Bohannon	215,000	205,000	4.9%
Richard R. Current	156,000	150,000	4.0%
Edward L. Bradley	142,600	135,000	5.2%
Terri A. Morrical	141,500	135,000	4.8%

Mr. Herbert's compensation is based on factors including the level of business performance in 2008, historical salary increases and time in position. Other NEOs' compensation was based on the scope of their responsibilities, the level of performance in 2008 and time in position.

Annual Bonus: Annual bonuses are intended to motivate and reward executives based on total Company performance in the case of Mr. Herbert, Mr. Bohannon and Mr. Current, and the performance of the businesses for which the other NEOs are responsible and performing at a satisfactory level on a subjective basis. The bonus potential is established in the same general manner as salaries, with the view that, if the full potential is attained, each NEO's total cash compensation should be reasonable, taking into account the scope of the individual's responsibility, time in the position and overall level of performance in the role. Bonuses are generally paid in November of the fiscal year following the fiscal year in which they are earned. Bonuses related to the 2008 fiscal year that were paid between November of 2008 and March 2009 were as follows:

Annual Bonus

Name	Target Value	Actual Payments	Payment as Percentage of Target
James L. Herbert	$150,000	$150,000	100%
Lon M. Bohannon	80,000	80,000	100%
Richard R. Current	30,000	33,000	110%
Edward L. Bradley	40,000	40,000	100%
Terri A. Morrical	28,000	28,000	100%

The final determination of the actual bonuses paid included a subjective evaluation of each individual's performance in light of the competitive environment in the businesses for which he or she had responsibility, other challenges faced by him or her and other significant achievements during the year.

The Chief Executive Officer made recommendations and provided rationale to the Compensation Committee regarding the bonus payout for each other officer. The Compensation Committee reviewed these recommendations and then acted to approve the bonuses paid in the 2009 fiscal year. The Compensation Committee reviewed and acted to approve the bonus payment for the Chief Executive Officer in the 2009 year.

Long-term Incentive Compensation: The objectives of the long-term incentive portion of the compensation package are to:

- Align the personal and financial interests of management and other employees with shareholder interests;
- Balance short-term decision-making with a focus on improving shareholder value over the long term;
- Provide a means to attract, reward and retain a skilled management team; and
- Provide the opportunity to build a further ownership position in Neogen Corporation stock.

The long-term incentive mechanism at Neogen Corporation has been and continues to be stock option awards, the ultimate value of which is dependent on increases in the Company's stock price. Stock options are granted to provide employees with a personal financial interest in the Company's long-term success, encourage retention and enable Neogen Corporation to compete for the services of new employees in a competitive market. Neogen Corporation continues to believe that stock options are the most appropriate means to accomplish long-term incentive objectives.

The stock option program is designed to deliver competitive long-term awards while incurring a minimal level of expense and shareholder dilution relative to other long-term incentive programs. Neogen Corporation's compound growth rate in stock price has been 14% over the past 5 years. It is the Company's view that stock options represent the optimal use of the corporate resources and the best way to achieve the objectives of the long-term compensation element.

Neogen Corporation maintains one equity-based long-term incentive plan that has been previously approved by shareholders—the Neogen Corporation 2007 Stock Option Plan, as amended.

In general, options granted by Neogen Corporation are incentive options with five-year lives that vest 20% per year following the year of grant. Certain incentive options are converted to non-qualified options when IRS limitations for incentive options are exceeded. Prior to 2006 these re-characterized options carried three year vesting provisions and ten-year terms. For 2006 and subsequent, the nonqualified options retain the same vesting life provisions as qualified options. A small number of nonqualified stock options, with up to ten-year terms and vesting 33% per year for the three years following the year of grant are granted to Directors. In all cases grant prices are equal to the closing price on the day of the grant. Neogen Corporation does not reprice options and does not "reload"—which means the recipient is only able to exercise the number of shares in the original stock option grant. Neogen Corporation's practice has been to make an annual award to the majority of recipients as well as rare hire-on awards to select new hires.

Annual stock option grants are made at the discretion of the Stock Option Committee, with the exception of non-employee director awards that are granted under the terms of the Stock Option Plan. Management makes recommendations to the Stock Option Committee as to the stock option award levels and terms. The determination with respect to the number of options to be granted to any particular participant is ultimately subjective in nature. While no specific performance measures are applied, factors considered in determining the number of options to be awarded to an individual include his or her level of responsibility and position within the Company, demonstrated performance over time, value to Neogen Corporation's future success, historic grants, retention concerns and, in the aggregate, share availability under the plan and overall Company expense and shareholder dilution from awards. Management provides the Stock Option Committee information on grants made in the past three years and the accumulated value of all stock option awards outstanding to each NEO.

The table below shows the size of the 2009 stock option grants to each of the NEOs.

Name	Number of Options	Compensation cost Recognized for 2009 Grants (1) (2)
James L. Herbert	45,000	$178,119
Lon M. Bohannon	26,000	190,196
Richard R. Current	15,000	107,896
Edward L. Bradley	15,000	105,410
Terri A. Morrical	14,500	107,569

(1) Represents 2009 FAS Statement 123R compensation cost recognized by the Company for stock option awards.

(2) The stock option FAS 123R values throughout this Proxy Statement have been calculated using the Black-Scholes option pricing model and the assumptions in the following table:

Black-Scholes Model Assumptions (a)	2009	2008	2007	2006	2005
Risk-free interest rate	2.3%	4.6%	4.7%	4.9%	3.3%
Expected dividend yield	0%	0%	0%	0%	0%
Expected stock price volatility	32.8%	34.2%	46.6%	44.5%	44.50%
Expected option life	4 Years	4 Years	4 Years	4 Years	4 Years

(a) The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options are expected to be outstanding, is based on historical option exercise and employee termination data.

Retirement Plans: A defined contribution plan, the Neogen Corporation 401(k) Retirement Savings Plan ("401(k) Plan") is available to all eligible U.S. employees including all NEOs. Under the 401(k) Plan, Neogen Corporation matches dollar per dollar of the first 3%, and fifty cents per dollar of the next 2% of pay contributed by the employee up to the Internal Revenue Code limits. Matching contributions to the 401(k) Plan are vested immediately upon payment.

Health and Welfare Benefits Plans: Benefits such as medical, life insurance and disability coverage are provided to each NEO under benefits plans that are provided to all eligible U.S.-based employees. The benefits plans are part of the overall total compensation offering to be competitive and provide health care coverage for employees and their families. The NEOs have no additional Company-paid health benefits. Similar to all other employees, NEOs have the ability to purchase supplemental life, dependent life, long-term care insurance, dental and accidental death and dismemberment coverage through the Company. The value of these benefits is not included in the Summary Compensation Table since they are purchased by each NEO and are made available to all U.S. employees. No form of post-retirement health care benefits is provided to any employee.

Perquisites: The values of perquisites and other personal benefits for 2009 are included in the "All Other Compensation" column of the Summary Compensation Table. In general the value of perquisites granted to NEOs is considered to be de minimis.

2002 Employee Stock Purchase Plan: Employees in the U.S. are permitted to voluntarily purchase Neogen Corporation stock at a 5% discount through after-tax payroll deductions under the Employee Stock Purchase Plan ("ESPP") as a way to facilitate employees becoming shareholders of Neogen Corporation. The ESPP purchases stock bi-annually for participants through a third-party plan administrator. With the exception of Mr. Herbert, all NEOs are eligible to participate in the plan.

Executive and Non-Employee Director Stock Ownership Policy

Neogen Corporation has a stock ownership policy in place for all corporate officers, including the NEOs, and Directors. This reflects the Company's conviction that all senior executives should have meaningful actual share ownership positions in the Company in order to reinforce the alignment of management and shareholder interests. The ownership policy was adopted by the Board of Directors at its meeting in July 2007. It is expected that the Compensation Committee will periodically review the policy requirements to ensure they continue to be reasonable and competitive.

The ownership requirements are:

Position	Market Value of Stock Owned	Expected Time Period to Comply
Non-Employee Directors	2 times annual cash fees paid	5 years
Chief Executive Officer	2 times annual salary, including bonus	3 years
Corporate Officers	2 times annual salary, including bonus	5 years

Stock owned includes shares owned outright, including 401(k) Plan shares, but does not include stock options. As of May 31, 2009, all non-employee directors and all NEOs are at or above the applicable stock ownership requirement or within the expected time period to comply.

Employment Agreements and Severance Policy

Neogen Corporation does not provide employment or severance agreements. The Company maintains a discretionary severance practice for all eligible employees, which could potentially include the NEOs. The discretionary practice provides for payments as determined by the Company as circumstances warrant.

Chief Executive Officer Compensation

Compensation Information: For purposes of its review of Mr. Herbert's pay in fiscal 2009, the Compensation Committee considered the following criteria:

- The success of the Company in the past year;
- The success of the Company over an extended period; and
- The importance of Mr. Herbert to the continued success of the Company.

Base Salary: Mr. Herbert's salary increased to $310,000 in the 2009 year. Base salary determinations include consideration of the level of business performance in 2008, historical base salary increases and time in the position and take into consideration all forms of compensation earned, including long term incentive compensation earned.

Annual Bonus: Mr. Herbert achieved 100% of his 2009 bonus objectives resulting in a $150,000 payout based on accomplishments during the year. Mr. Herbert's bonus payout was $150,000 in 2008.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis and, on the basis of such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Submitted by:

Jack C. Parnell
A. Charles Fischer
Members of the Compensation Committee

EXECUTIVE COMPENSATION

The table sets forth information regarding all elements of the compensation paid to Neogen Corporation's principal executive officers, principal financial officer and two other most highly compensated executive officers (the "NEOs") for fiscal year 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
James L. Herbert, ...	2009	$310,000	$150,000	$178,119	$ —	$9,586	$647,705
Chairman & Chief	2008	290,000	150,000	194,679	—	8,575	643,254
Executive Officer	2007	275,000	150,000	176,677	—	7,508	609,185
Lon M. Bohannon, ...	2009	215,000	80,000	190,196	—	8,450	493,646
President & Chief	2008	205,000	75,000	198,759	—	8,050	486,809
Operating Officer	2007	195,000	70,000	184,080	—	7,651	456,731
Richard R. Current, ...	2009	156,000	33,000	107,896	—	7,655	304,551
Vice President & Chief	2008	150,000	30,000	111,909	—	6,075	297,984
Financial Officer	2007	145,000	30,000	103,706	—	7,097	285,803
Edward L. Bradley, ...	2009	142,000	—	105,410	40,000	5,757	293,167
Vice President Food	2008	135,000	—	107,915	35,000	5,474	283,389
Safety Operations	2007	128,600	—	96,630	24,200	4,429	255,859
Terri A. Morrical, ...	2009	141,500	—	107,569	28,000	6,241	283,310
Vice President Animal	2008	135,500	—	110,896	24,000	5,897	276,293
Safety Operations	2007	131,000	—	101,612	24,000	5,466	262,078

(1) SEC rules require separation of the discretionary and formulaic aspects of annual bonus payments into the two separate columns—Bonus and Non-Equity Incentive Plan Compensation.

(2) Amounts represent compensation cost recognized based on FAS 123R related to stock option awards. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term Incentive Compensation". The following table sets forth the 2009 compensation cost recognized for 2009 awards or the portion of awards vested in 2009 from prior grants as shown in the "Option Awards" column:

Option Awards

Name	2009 Awards	2008 Awards	2007 Awards	2006 Awards	2005 Awards	Total
James L. Herbert	$73,890	$88,365	$ 8,530	$ 1,274	$ 6,060	$178,119
Lon M. Bohannon	42,692	49,320	40,944	30,576	26,664	190,196
Richard R. Current	24,630	28,770	22,178	16,562	15,756	107,896
Edward L. Bradley	24,630	28,770	22,178	15,288	14,544	105,410
Terri A. Morrical	23,809	28,770	23,884	16,562	14,544	107,569

(3) Includes 401 (k) Plan and Employee Stock Purchase Plan matching contributions on account of the 2009 fiscal year. See "Compensation Discussions and Analysis—Compensations Elements" for additional information on these amounts.

The following table indicates the "mix" of total direct compensation for the NEOs in 2009 based on salary, total bonus payment and the FAS 123R compensation expense of 2009 option awards:

Name	Salary	Annual Bonus	Stock Option Grant-Date Value using Black-Scholes (1)
James L. Herbert	$310,000	$150,000	$369,450
Lon M. Bohannon	215,000	80,000	213,460
Richard R. Current	156,000	33,000	123,150
Edward L. Bradley	142,000	40,000	123,150
Terri A. Morrical	141,500	28,000	119,045

(1) Calculations use grant-date fair value based on FAS 123R for 2009 stock options grants. For purposes of this table, the calculations do not attribute the compensation cost to the requisite vesting period.

Grants of Plan-Based Awards

This table sets forth additional information regarding the range of option awards granted to the NEOs in 2009 that are disclosed in the Summary Compensation Table.

Name	Grant Date (1)	Number of Securities Underlying Options	Exercise of Base Price of Options Awards (2)	Closing Market price on Date of Grant	Grant-date Fair Value of Options Awards (3)
James L. Herbert	8/15/2008	45,000	$27.28	$27.28	$369,450
Lon M. Bohannon	8/15/2008	26,000	27.28	27.28	213,460
Richard R. Current	8/15/2008	15,000	27.28	27.28	123,150
Edward L. Bradley	8/15/2008	15,000	27.28	27.28	123,150
Terri A. Morrical	8/15/2008	14,500	27.28	27.28	119,045

(1) Grant Date pertains to the 2009 stock options awards.

(2) In accordance with the terms of the 2007 Plan, these options were granted at 100% of the closing market price on the day of the grant. Options have a five-year term and generally become exercisable as to 20% of the shares on each of the five anniversary dates of the grant.

(3) Represents grant-date value based on FAS 123R for 2009 option grants. For information on 2009 valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term, Incentive Compensation".

Outstanding Equity Awards at Fiscal Year-End

This table sets forth information as to unexercised options that were held by the NEOs at May 31, 2009.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price	Option Expiration Date
James L. Herbert				
	71,534	—	$10.13	10/10/13
	1,200	300	13.63	12/21/09
	6,000	—	13.63	12/21/14
	360	240	12.27	10/31/10
	900	—	12.27	10/31/15
	1,500	4,500	13.53	11/3/11
	2,660	16,332	20.33	8/9/12
	10,238	35,268	20.33	8/9/12
	—	3,666	27.28	8/15/13
	—	41,334	27.28	8/15/13
	97,185	101,640		
Lon M. Bohannon				
	16,400	—	$13.63	12/21/14
	5,033	1,320	13.63	12/21/09
	3,207	3,207	12.27	10/31/10
	9,328	—	12.27	10/31/15
	4,149	17,739	13.53	11/3/11
	6,889	3,861	13.53	11/3/11
	—	5,043	20.33	8/9/12
	7,200	23,757	20.33	8/9/12
	—	3,667	27.28	8/15/13
	—	22,333	27.28	8/15/13
	52,206	80,927		
Richard R. Current				
	1,188	1,188	$13.63	12/21/09
	1,542	3,087	12.27	10/31/10
	3,929	—	12.27	10/31/15
	2,988	11,700	13.53	11/3/11
	1,241	—	13.53	11/3/11
	—	8,507	20.33	8/9/12
	4,200	8,294	20.33	8/9/12
	—	3,536	27.28	8/15/13
	—	11,464	27.28	8/15/13
	15,088	47,776		
Edward L. Bradley				
	19,019	—	$10.13	10/10/13
	1,184	1,184	13.63	12/21/09
	12,083	—	13.63	12/21/14
	1,440	2,880	12.27	10/13/10
	10,800	—	12.27	10/31/15
	3,485	11,700	13.53	11/3/11
	1,215	—	13.53	11/3/11

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price	Option Expiration Date
	—	8,634	20.33	8/9/12
	4,200	8,166	20.33	8/9/12
	—	3,536	27.28	8/15/13
	—	11,464	27.28	8/15/13
	53,426	47,564		
Terri A. Morrical				
	4,478	1,183	$13.63	12/21/09
	3,120	3,120	12.27	10/31/10
	3,471	12,600	13.53	11/3/11
	4,929	—	13.53	11/3/11
	—	7,890	20.33	8/9/12
	4,200	8,910	20.33	8/9/12
	—	3,437	27.28	8/15/13
	—	11,063	27.28	8/15/13
	20,198	48,203		

(1) Vesting schedules for Incentive Stock Options are 20% of the shares on each of the first five anniversary dates of the grant. Non-Qualified options that result from Incentive Stock Option grants in excess of allowable amounts had various vesting schedules prior to 2006.

Option Exercises and Stock Vested

This table sets forth information with respect to option exercises by the NEOs during 2009.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)
James L. Herbert	3,072	$ 44,251
Lon M. Bohannon	16,869	261,073
Richard R. Current	2,649	38,861
Edward L. Bradley	2,946	43,218
Terri A. Morrical	51,453	843,946

(1) Represents the difference between the exercise price and the closing price of the Common Stock as reported as the NASDAQ-GS closing price on the exercise date.

As of May 31, 2009, each NEO holds the following unvested stock options from the 1997 Stock Option Plans that, under the terms of the plan and at the discretion of the Board of Directors, could be vested upon the occurrence of certain significant corporate transactions such as a merger or other business combination.

Name	Number of Unvested Options (1)	Underlying Unrealized Value of Unvested Options
James L. Herbert	101,640	$131,399
Lon M. Bohannon	80,927	275,498
Richard R. Current	47,776	168,448
Edward L. Bradley	47,564	166,390
Terri A. Morrical	48,203	176,385

(1) The unrealized value of unvested options was calculated by multiplying the number of shares underlying unvested options by the closing price of the stock as of May 31, 2009 ($20.04), less the exercise price of the unvested option grants

Pension Benefits

Neogen Corporation sponsors no defined benefits plans, therefore, none of the NEOs participate in a defined benefit plan sponsored by Neogen Corporation.

COMPENSATION OF DIRECTORS

Director Compensation

This table sets forth information regarding compensation paid during 2009 to directors who were not employees.

Name	Option Awards (1)	All Other Compensation	Total
Robert M. Book	$16,073	$ —	$16,073
A. Charles Fischer	24,603	—	24,603
Gordon E. Guyer Ph.D.	16,073	—	16,073
G. Bruce Papesh	16,073	—	16,073
Jack C. Parnell	16,073	11,250	27,323
Thomas H. Reed	16,073	—	16,073
Clayton K. Yeutter Ph.D.	18,717	—	18,717

(1) Amounts represent 2009 compensation cost recognized based on FAS 123R related to stock option awards during 2009 and prior years. For information on valuation assumptions, see "Compensation Discussion and Analysis—Compensation Elements—Long-term Incentive Compensation." The following table sets for the 2009 compensation cost recognized for 2009 awards and the portion of awards vested in 2009 from prior grants as shown in the "Option Awards" column.

(2) Amount represents a retainer paid to the law firm of Kahn, Soares and Conway for consulting services. Mr. Parnell is a member of this firm . The Company has not used services of Kahn, Soares and Conway in excess of the levels allowed for in the retainer since prior to fiscal 2002 and does not expect to exceed those levels in the future.

Option Awards

Name	2009 Awards	2008 Awards	2007 Awards	Total
Robert M. Book	$4,833	$ 5,558	$ 5,687	$16,073
A. Charles Fischer	4,833	5,558	14,217	24,603
Gordon E. Guyer Ph.D.	4,833	5,558	5,687	16,073
G. Bruce Papesh	4,833	5,558	5,687	16,073
Jack C. Parnell	4,833	5,558	5,687	16,073
Thomas H. Reed	4,833	5,558	5,687	16,073
Clayton K. Yeutter Ph.D.	4,833	13,883	—	18,717

The grant-date fair value based on FAS 123R of the stock option awards granted in 2009, the FAS 123R compensation cost recognized for 2009 grants and outstanding option awards at May 31, 2009 were:

Name	Grant-Date Fair Value based On FAS 123 R Of 2009 Grants	Compensation Cost Recognized for 2009 Grants	Option Awards Outstanding at May 31, 2009
Robert M. Book	$14,500	$4,833	16,750
A. Charles Fischer	14,500	4,833	11,500
Gordon E. Guyer Ph.D.	14,500	4,833	13,000
G. Bruce Papesh	14,500	4,833	23,500
Jack C. Parnell	14,500	4,833	14,502
Thomas H. Reed	14,500	4,833	14,250
Clayton K. Yeutter Ph.D.	14,500	4,833	7,000

Until August 1, 2007, the Company did not pay director's fees to any director for attendance at meetings of the Board or standing committees. Effective August 1, 2007 directors are paid $1,000 for each Board meeting attended and $500 for each committee meeting attended. All non-employee directors are granted non-qualified options to purchase 5,000 shares of Common Stock when first elected to the Board of Directors and non-qualified options to purchase 2,000 shares of Common Stock upon subsequent election to, or commencement of annual service on, the Board of Directors. The options expire ten years after the date of grant and vest over three years in equal annual installments commencing with the first anniversary of the date of grant. All directors are eligible to receive reimbursement for all ordinary travel expenses related to attendance at Board or committee meetings.

AUDIT COMMITTEE REPORT

The undersigned constitute the Audit Committee of the Board of Directors of Neogen Corporation. The committee serves in an oversight capacity and is not intended to be part of the Company's operational or managerial decision-making process. Management is responsible for the preparation, integrity and fair presentation of information in the Consolidated Financial Statements, the financial reporting process and internal control over financial reporting. Neogen's independent registered public accounting firm is responsible for performing independent audits of the Consolidated Financial Statements and an audit of management's assessment of internal control over financial reporting. The Committee monitors and oversees these processes. The Committee also approves the selection and appointment of Neogen's independent registered public accounting firm and recommends the ratification of such selection and appointment to the shareholders.

In this context, the Committee met and held discussions with management and Ernst & Young LLP throughout the year and reported the results of our activities to the Board of Directors. Specifically the following were completed:

- Reviewed and discussed the audited financial statements for the fiscal year ended May 31, 2009 with Neogen's management;
- Discussed with Ernst & Young LLP the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards), as amended; and
- Received written disclosure regarding independence from Ernst & Young LLP as required by applicable requirements of the PCAOB for independent auditor communications with audit committees concerning their independence and discussed with Ernst & Young LLP its independence.

Based on the above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's fiscal year 2009 annual report on Form 10-K and the Company's annual report to shareholders.

Submitted by:

Thomas Reed
Robert Book
Gordon Guyer

Members of the Audit Committee

ADDITIONAL INFORMATION

Shareholder Proposals for the 2010 Annual Meeting

Shareholders proposals intended to be presented at the annual meeting of shareholders in the year 2010 and that a shareholder would like to have included in the Proxy Statement and form of proxy relating to that meeting must be received by Neogen Corporation for the consideration not later than May 11, 2010 to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals of shareholders should be made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934. All other proposals of shareholders that are intended to be presented at the annual meeting in the year 2010 must be received by Neogen Corporation not later than May 11, 2010 or they will be considered untimely.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires beneficial owners of more than 10% of Neogen Corporation Common Stock, among others, to file reports with respect to changes in their ownership of Common Stock. During fiscal 2009, to the Company's knowledge, none of the directors, executive officers and 10% shareholders of Neogen Corporation failed to comply with the requirements of Section 16(a).

Other Actions

At this time, no other matter other than those referred to above is known to be brought before the meeting. If any additional matter should properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote said proxy in accordance with their judgment on such matter.

Notice of Internet Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on October 8, 2009. See http//www.neogen.com/Corporate/invest.html for a copy of the 2009 proxy statement and annual report.

Expenses of Solicitation

The cost of solicitation of proxies for the Annual Meeting is being paid by the Company. In addition to solicitation by mail, proxies may be solicited by officers, directors and regular employees of the Company personally or by telephone or other means of communication. The Company will, upon request, reimburse brokers and other nominees for their reasonable expenses in forwarding the proxy material to the beneficial owners of the stock held in street name by such persons.

By Order of the Board of Directors

Richard R. Current
Secretary

September 1, 2009

EXHIBIT A

Neogen Corporation—Trading and Related Policies

Neogen Corporation's policies with respect to trading in Company stock and related matters are as follows:

(1) Disclosure of nonpublic information outside the Company is prohibited.

(2) Discussions with analysts and investors and other similar interests are limited to the CEO, COO, CFO and investor relations personnel unless others are specifically assigned. All inquiries of this nature should be directed to one of the above individuals.

(3) The Company will observe a quiet period during which there is to be no discussion of unreported historical financial information. This period is from the last day of any fiscal quarter to the time that financial information related to the quarter is released to the public.

(4) Officers and directors are prohibited from buying or selling Company stock during the period from seven days before the end of any fiscal quarter until one trading day following the release of the information to the public.

(5) If at any time the CEO or COO determines that trading in Company stock is inappropriate because of unannounced events such as acquisitions, divestitures or other matters that he concludes may have a significant effect on the stock price when announced, a prohibition from buying and selling Company stock by officers and directors (and if necessary other Company employees) may be implemented. This prohibition will be communicated by any method considered appropriate.

(6) Officers and directors must be careful of active trading in the Company stock. Above all they should beware of short swing profits. These can come from purchases and sales or on sales and purchases. If you enter into any sale or purchase transaction, be very careful of a counter transaction within a 6-month period.

(7) All rules apply to the officer or director and family with whom he or she lives.

(8) No officers should purchase Company shares in the 401-k by payroll deduction. Purchase of shares in the Employee Stock Purchase Plan is not prohibited.

(9) Accounting will file the required form 4 and any required form 5, but the officer or director needs to assure that accounting is notified of the trade in time to file the form on a timely basis (within 2 business days). Form 144 must be filed for sales by any board members. Filing of that form is the responsibility of the selling broker.

FINANCIAL HIGHLIGHTS

Amounts in thousands, except per share

Years Ended May 31,	2009	2008	2007	2006	2005
Operations:					
Total Revenues	$ 118,721	$ 102,418	$ 86,138	$ 72,433	$ 62,756
Food Safety Sales	61,025	57,664	47,165	34,922	28,156
Animal Safety Sales	57,696	44,754	38,973	37,511	34,600
Operating Income	20,488	18,019	13,504	10,805	7,452
Net Income	$ 13,874	$ 12,098	$ 9,125	$ 7,029	$ 4,929
Basic Net Income Per Share*	$ .95	$ .84	$ .66	$ .57	$ .41
Diluted Net Income Per Share*	$ .92	$ .81	$ .64	$ .55	$ .39
Average Diluted Shares Outstanding*	15,058	14,999	14,162	12,686	12,531

*Restated for the years 2005–2007


TOTAL REVENUES
Dollars in thousands
$120,000
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
2008
2009


NET INCOME
Dollars in thousands
$14,000
12,000
10,000
8,000
6,000
4,000
0
2005
2006
2007
2008
2009


TOTAL ASSETS
Dollars in thousands
$150,000
120,000
90,000
60,000
30,000
15,000
0
2005
2006
2007
2008
2009

In thousands

May 31,	2009	2008	2007	2006	2005
Financial Strength:					
Cash and Cash Equivalents	$ 13,842	$ 14,270	$ 13,424	$ 1,959	$ 1,972
Working Capital	62,520	54,495	41,060	26,252	22,644
Total Assets	142,176	126,357	105,284	88,290	63,884
Long-Term Debt	–	–	–	9,955	–
Stockholders' Equity	128,679	111,248	91,945	65,424	56,623

To Our Stockholders, Employees, and Friends,

When we established Neogen's mission as a pure startup company 27 years ago, few of us could fully appreciate the worldwide scope and size of the markets that would eventually develop. We saw that food and animal safety would likely grow in importance and established a mission to provide solutions for food and animal safety problems.

In the 1980's, world food systems rapidly developed allowing for considerable increases in worldwide food production. However, as food production expanded to meet increased demand, new issues became apparent related to the quality and safety of food. As food producers focused on consumers' demands for less expensive products, more convenient preparation and year-round availability of foods once considered only seasonal, we believed that safety issues would surely develop.

Continued Strong Growth

A world of opportunity has truly developed for food and animal safety solutions to help meet the requirements of food producers,



James Herbert and Lon Bohannon

A Message *from* Management

processors, and consumers around the world. Neogen's revenues increased 16% to $118.7 million for our 2009 fiscal year. The fourth quarter also marked a continuation in the company's consistency of performance as it was the 69th quarter in the past 74 to show revenue increases compared to the previous year—a record now spanning over 18 years.

Net income for the year was almost $13.9 million up 15% compared to last year. This equated to earnings per share of $0.92 as compared to $0.81 last year. Given the challenging year for a large number of our worldwide customers, management was pleased with the results.

In addition to the poor economy, we faced several other factors in FY '09. Our overall provision for income taxes went to 36% as compared to 35% the prior year. On a pretax basis, income was 17% higher than last year showing that our bottom line growth once again exceeded revenue growth. Neogen does business in pound sterling, euro, peso, and the Canadian dollar. As the U.S. dollar showed strength during most of our fiscal year, currency translations had an unfavorable impact equating to approximately $2.7 million reduction in revenue for the year.

Cash Flow Strong

Net cash from operating activities for the year was almost $11.0 million—up 40% compared to the prior year. This allowed the company to make some meaningful acquisitions and to expand its manufacturing capabilities. At year end, the company had approximately $13.8 million in cash. Neogen also continued its solid growth in shareholder value, as shareholder equity increased by 16% for the year.


OPERATING INCOME
Dollars in thousands


$21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
2005
2006
2007
2008
2009

Growth Strategy Continues

Neogen continued to utilize its four-point growth strategy to achieve FY '09 results. The first aspect of this growth strategy was to gain market share with existing products, and even as markets served by the company seemed to constrict some during the year as a result of the worldwide financial situation, Neogen was still able to record solid same-store sales increases in both divisions. Adjusting for the impact of currency translation, organic growth was 11%. We believe this indicates a gain in market share in several markets and with several of our product lines. This was particularly noticeable in our sales of diagnostic tests to detect the presence of food allergens, where growth for the year was up more than 40%.

New Product Activity Strong

The second leg of the company's growth strategy has been the introduction of new products for our current market base. Shortly before the beginning of FY '09, we identified a number of new product opportunities that fit well into Neogen's mission. As a result, the size of the company's R&D organization has now almost doubled. Even with an extra $1.0 million in spending during the year, total R&D expenditures still represent only 4% of revenues. Neogen's research teams in Michigan,

Kentucky, Wisconsin, and Scotland have over 60 research projects in their FY '10 plans with many expected to bring new or improved products to the market within a year.

International Growth Strong

Food production and processing no longer has geographic or national boundaries. This became evident during Neogen's FY '09 with high profile episodes such as milk products containing melamine and bacterial pathogens in hot peppers. The third leg of Neogen's growth strategy is to expand international revenues. We estimate that over 60% of our potential revenue opportunities lay outside the U.S.

For FY '09, the company generated 41% of its total revenues from sources outside U.S. boundaries as compared to 25% just 5 years ago. The negative impact of currency translations had a dampening effect on the true accomplishments. For example, Neogen Europe's revenue growth based on constant British pounds was an exceptional 26% in FY '09. However, when translated to U.S. dollars, that gain was reduced to 3%. The European Union countries as well as many areas in Latin America offer good growth opportunities again for FY '10.

Acquisition Strategy Continues

The fourth leg of Neogen's growth strategy has been to acquire businesses, product lines, and form strategic alliances to expand the company's product offering, market reach, and research capabilities. Over the course of the past eight years, Neogen has successfully completed 15 acquisitions, and all have been accretive at both the top and bottom line.

In early FY '09, Neogen completed an acquisition of a large group of cleaning and disinfecting products from DuPont®. In addition, Neogen will also serve as DuPont's strategic partner in helping to develop and market new products to be used as a part of the food safety efforts back inside the farm gate. This acquisition aided the Animal Safety division's revenue growth of 29% in FY '09 compared to the prior year.

It has been a part of Neogen's ongoing strategy to provide biosecurity solutions for animal protein producers. Neogen's rodenticide products are an important part of that strategy as rodents are notorious for spreading filth and transferring disease in animal production units. Though Neogen had a few products that fit the cleaning and disinfecting area, the addition of the DuPont products now provides the company with a complete line of products to provide biosecurity solutions for animal and protein producers.

Acquisition Strengthens Research

Just prior to the end of FY '09, Neogen acquired International Diagnostic Systems (IDS), a Michigan company that had been competing with Neogen for over 20 years. More importantly, IDS possessed exceptional diagnostic products and research and development capabilities pertaining to violative drugs and drug residues. Neogen's existing Sales and Marketing organization added the majority of these products to their existing offerings. The manufacturing operations have been consolidated into Neogen production facilities in Lexington, Kentucky and activities of the IDS research and development group will be fully integrated with Neogen's other research and development efforts.

With experience and expertise in acquisitions and their integration, a strong balance sheet with almost $14 million at year end, and no bank borrowing, Neogen is well positioned to continue its acquisition strategy.

STOCKHOLDERS' EQUITY

Dollars in thousands

$130,000
110,000
90,000
70,000
50,000
30,000
0
2005
2006
2007
2008
2009

Performance Noticed

The company's performance during the past year did not go unheeded by the investment community as the price of the company's shares maintained a respectable level. In addition to be selected to the Russell 2000 list, Neogen is now also a part of the Standard and Poor's 600 Index. In July, Fortune Magazine once again named Neogen to its list of the 100 fastest growing small public companies in America—this time at spot number 21. The previous month, Fortune had named Neogen as one of the "40 Stocks to Retire On"—a list that included many of the world's largest blue chip corporations. We were identified as a stock that would suffer less in the market downturns, but had an opportunity to exceed the market during good times. Also, again this year, Forbes Magazine named Neogen to its list of the 200 best small public companies in America—the 7th time in the last 9 years.

Thanks to Employees

The credit for FY '09 should go to Neogen's group of over 500 dedicated employees. As the worldwide economic recession deepened, we called upon employees to improve sales efficiency and asked them to search diligently for opportunities where the company could save expenses. Management challenged all employees to remember that "when the going gets tough, the tough get going". Certainly, that toughness showed through in FY '09.

Despite the economic uncertainties, we approach our FY '10 with confidence due to our established products, marketing strategies, and manufacturing capabilities. We believe these strengths, along with stable leadership, positions Neogen to capitalize on the World of Opportunities that lie ahead.

James L. Herbert
Chairman and CEO

Lon M. Bohannon
President and COO

机会的世界 un mundo de oportunidades

un monde d'occasion 기회의 세계

A World *of* Opportunity

for Neogen, the opportunities created by a synergistic product mix that obscures the line between its Food and Animal Safety Divisions know no boundary.

For Neogen, a wide range of opportunities exist at such diverse operations as a sausage maker in Tennessee, sugarcane processor in Mexico, cattle ranch in Brazil, lettuce farm in California, bakery in Scotland, dairy processor in Belarus, hog farm in Taiwan, drink bottler in New York, veterinary clinic in Canada, or anywhere food and animal safety is a concern.

For Neogen, opportunity exists wherever consumers sit down to eat with the expectation that their meals are free of dangerous bacteria, natural toxins, unlabeled food allergens, veterinary antibiotic residues, spoilage organisms, rodent filth, broken bits of veterinary instruments, or any other contaminant that poses an immediate or long-term risk.

Seizing these seemingly limitless food and animal safety opportunities, wherever they may exist, is what has driven Neogen since its founding in 1982. It has driven Neogen to assemble an outstanding team of research and development experts who collaborate with university and industry partners to develop innovative, real-world solutions to real-world problems both within and outside the farm gate. It has driven Neogen to assemble a superior team of sales and marketing professionals, and distribution partners, to reach each of its worldwide markets with expertise and experience.

a "one-stop shop" ►







Neogen is perfectly positioned to seize the world of opportunity now and into the future.


Beta Star Combo
25 Tests
NEOGEN
Milk
Milk
soleris

Neogen's "one-stop shop" mix of diagnostic and preventative products is perhaps best illustrated by examples of how Neogen's comprehensive and complementary line of food and animal safety products work together.

DAIRY PRODUCTS

Nowhere is the synergy between Neogen's food safety and animal safety solutions more apparent than in the worldwide dairy market. Neogen's Ideal® reproductive and obstetrical veterinary instruments, and Ag-Tek® gloves and apparel, protect cows and their calves, as well as veterinary practitioners, throughout the breeding and calving process. The company's rodenticides, cleaners, and disinfectants help ensure a safe dairy production environment, and its needles and syringes deliver precise dosages of needed medications. Neogen's wide range of veterinary pharmaceuticals and nutritional supplements support the health of the dairy herd.

The safety and quality of dairy products is ensured by Neogen's comprehensive offering of Food Safety testing products. The company's quick and easy BetaStar® and TetraStar® diagnostic tests ensure harmful antibiotic drug residues are not in milk. Neogen's microbial tests, including its innovative Soleris® spoilage organism test system, validate the effectiveness of pasteurization processes, and help ensure that products such as yogurt retain their freshness throughout their stated shelf lives.

The company's AccuPoint® sanitation monitoring system, and other environmental tests, reduce the risk of product contamination. Where production facilities produce both dairy and non-dairy products, such as juice or soy milk, Neogen's food allergen tests help protect allergic consumers from the accidental ingestion of unlabeled food allergens, such as milk and soy.

ANIMAL PROTEIN PRODUCTS

Neogen protects the safety of animal protein products on farms and ranches, and throughout every processing step on the way to the consumer. Neogen offers both durable and disposable veterinary syringes, as well as aluminum and polypropylene hub needles, to deliver precise medicinal dosing. Neogen's D3 Needles™ are three times stronger than standard needles, and have a patented technology that makes them detectable using standard meat processing plant metal detectors.

The company's comprehensive line of Hacco agricultural biosecurity products, including rodenticides, cleaners, and disinfectants, help protect livestock from the spread of dangerous pathogens in large, modern integrated production facilities. Rats and mice remain a serious threat to food and feedstuffs, and spread disease. Neogen's proven line of rodenticides is used for effective control of rodent infestations and is often a critical component of an overall biosecurity plan. Pathogens at the farm can travel to the processing plant and then throughout the food chain.

Neogen's innovative mycotoxin diagnostic tests prevent the severe consequences of animals ingesting feed contaminated with natural toxins. Neogen's Reveal® tests for aflatoxin, DON, and four other mycotoxins are the quickest and easiest tests available, and provide results in as little as 2 minutes. Neogen's line of rapid mycotoxin tests has more official third-party approvals than any competitor.

As the animal protein products move closer to the consumer, Neogen's Reveal and GeneQuence® foodborne bacteria diagnostic tests for *Salmonella*, *E. coli* 0157:H7, and *Listeria*, and tests for veterinary drugs in meat, help prevent these health threats from ever reaching a dinner table.

Neogen's Acumedia® subsidiary has been a premier manufacturer of high quality dehydrated culture media since 1978 for industrial, biotech, food safety, and life science applications. Acumedia produces over 200 different formulations, and well over 160 different customized formulations, that help identify microorganisms or even provide the feedstock for producers to produce vaccine biologics.

POULTRY & EGG PRODUCTS

Neogen's preventative products, including cleaners, disinfectants and rodenticides, help ensure the safety of poultry and egg facilities from dangerous pathogens, such as avian influenza and *Salmonella*, before they infect large populations of production flocks. Neogen's acquisition of animal health disinfectants and cleaners from DuPont in 2008 further broadened Neogen's comprehensive list of preventative products it can offer to animal producers and veterinary clinics. Stopping a bacterial, viral, or fungal outbreak before it can start is a critical goal in food and animal safety.


DC&R
disinfectant

Neogen expands R&D staff, efforts



Neogen is executing its plan that was first announced early in its 2009 fiscal year to double its research and development efforts by hiring approximately two dozen additional R&D personnel.

"The organizational structure of our research and development groups has served us well throughout Neogen's 27-year history. However, as we now plan to double our revenues toward $200 million, the need to also double our R&D efforts became obvious," said James Herbert, Neogen's chairman and CEO in announcing the plan. "With the rapid expansion of our revenue and worldwide presence have come a tremendous number of new opportunities for product development. Seizing those opportunities will require an expanded R&D structure and staff to develop these products in an expedient fashion."

The expansion in R&D activities supported both Neogen's food safety and animal safety progress. Most of the staff expansion occurred in Neogen's Lansing, Mich., laboratories, but also supported the development of new products for the Lexington, Ky.-based Animal Safety Division, as well as the research teams in Randolph, Wisc., and Ayr, Scotland.

As Neogen's 2010 fiscal year begins, that effort is paying off. Our research teams in Lansing, Lexington, Scotland, and Wisconsin have numerous research projects in this year's plans. Many of these are expected to bring new or improved products during the current fiscal year.

"New product opportunities that fit Neogen's mission of food and animal safety have greatly expanded in the past year," said Herbert. "As the world has become smaller in terms of food imports and exports, and as regulations regarding food and animal safety are becoming more stringent throughout the world, there are a tremendous number of opportunities to enhance Neogen's growth."

The company's quick and easy diagnostics for mold toxins help ensure the safety of poultry feed, and its complete line of veterinary products have many applications for poultry and egg producers. Neogen's test for a specific microbial pathogen, *Salmonella enteritidis*, monitors egg production facilities for the presence of a dangerous bacterium with the ability to exist within an eggshell, and is expected to gain widespread use under recently announced FDA regulations.

As poultry and egg products move through processing facilities, Neogen's specific foodborne bacteria tests, general microbial tests, dehydrated culture media, food allergen tests, and sanitation monitoring tests, help ensure the safety of the products as they get closer to the table.

As the consequences of contaminated products reaching consumers have become even more apparent over the years, the role of effective sanitation has gained scrutiny. Gone are the days when good attempts at cleaning food contact surfaces sufficed. Food production contact surfaces must now be verified clean before further production can take place. Neogen's AccuPoint® ATP Sanitation Monitoring System has emerged as a leader in quickly and accurately verifying cleanliness.

FOOD CROPS

In addition to offering products that help ensure the health and safety of food and food-producing animals inside the farm gate, Neogen offers a full line of diagnostic products for food crops while still on the farm, and throughout their distribution and processing.

Neogen's Adgen plant disease diagnostics for fruits, vegetables, and cereals such as wheat, detect the early onset of disease, and allow for its effective treatment before it can devastate healthy and profitable crops. The company's plant diagnostics, offered primarily through its Scotland-based Neogen Europe subsidiary, now includes tests for more than 250 different viral, bacterial and fungal plant pathogens.

The company's rodenticides protect orchards and harvested crops from the severe damage and contamination a rodent outbreak can cause. Neogen's pathogen tests help ensure that farm fertilization practices have not contaminated crops with dangerous bacteria, including *E. coli* 0157:H7. Neogen's extremely easy-to-use Agri-Screen® Ticket helps ensure that crops do not contain harmful residual levels of agricultural pesticides.

As food crops move outside of the farm gate, Neogen's diagnostics help ensure their safety and quality all the way to the consumer. The company's mycotoxin tests keep contaminated grain out of cereals and bakery products; its spoilage organism tests prevent such quality concerns as yeast and mold from contaminating a wide variety of food and nutraceutical products; and its food allergen tests prevent such allergenic threats as peanuts and hazelnuts from accidentally contaminating a non-allergenic product.

Neogen's Reveal® lateral flow tests for food allergens provide accurate and clear results in as little as 10 minutes. Veratox® (quantitative) and Alert® (screening) tests for peanut, egg, milk, almond, soy, hazelnut, and gliadin (gluten) residues require minimal training, and provide rapid test results.

Neogen believes that the companies that will thrive in the future are the ones that create solutions, and seize opportunities—wherever they may exist.

With 27 years of proven success, and a dedicated team of skilled employees with expertise and experience in multiple scientific and business disciplines, Neogen believes that it is perfectly positioned to seize the world of opportunity now and into the future.

Neogen named to Fortune's list of 40 stocks 'to retire on'

In 2009, Fortune Magazine named Neogen as a selection in its annual list of the "40 best stocks to retire on." Fortune first launched its Fortune 40 list in 2002, stating: "We wanted to assemble a diversified, dependable portfolio of stocks for the long term—a selection that could soar when the market did but also hold steady during darker times."

In its 2009 fiscal year, Neogen was also selected for the Russell 2000 and Standard & Poor's SmallCap 600 indexes, and was named to Fortune Magazine's annual list of America's 100 Fastest Growing Small Public Companies, and to Forbes Magazine's annual list of the 200 Best Small Companies in America for the fourth consecutive year and seventh time in the last nine years.


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in overall changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations

Intangible Assets and Goodwill

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2009 and it was determined that no impairment exists. There was also no impairment indicated for 2008 or 2007. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

- Significant under performance relative to expected historical or projected future operating results.
- Significant changes in the use of acquired assets or strategy of the Company.
- Significant negative industry or economic trends.

When management determines that the carrying value of definite-lived intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value of the reporting unit's net assets is compared to its fair value using undiscounted future cash flows of the reporting unit. If the carrying amounts of these assets are greater than the amount of undiscounted future cash flows, such assets are reduced to their estimated fair value.

Equity Compensation Plans

Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment", (SFAS 123(R)) addresses the accounting for share-based employee compensation. Further information on the Company's equity compensation plans, including inputs used to determine fair value of options is disclosed in Note 5 to the consolidated financial statements. SFAS 123(R) requires that share options awarded to employees and shares of stock awarded to employees under certain stock purchase plans are recognized as compensation expense based on their fair value at grant date. The fair market value of options granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model using assumptions for inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data. Some of the inputs used are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized.

To value options, several recognized valuation models exist. None of these models can be singled out as being the best or most correct one. The model applied is able to handle some of the specific features included in the options granted, which is the reason for its use. If a different model were used, the option values would differ despite using the same inputs. Accordingly, using different assumptions coupled with using a different valuation model could have a significant impact on the fair value of employee stock options. Fair value could be either higher or lower than the ones produced by the model applied and the inputs used.

RESULTS OF OPERATIONS

Executive Overview

For the 2009 fiscal year the Company reported a 16% increase in revenues as compared to the prior fiscal year and a continuation of the its record of profitability. Revenues for 2009 were $118,721,000, up from $102,418,000. The 2009 results reflect changes in currency exchange rates that had an unfavorable impact of $2.7 million on net sales denominated in foreign currencies. Net income per share was $0.92 in 2009, compared to $0.81 in the prior year. Both revenues and net income for the 2009 year established new all-time highs. These results came in a very difficult business environment. The Company's mission has shown some resilience to the economic downturn and importantly for the first time in any fiscal year and despite the worldwide turmoil in economic and currency markets, the Company's percentage of sales from customers outside the United States exceeded 40% of total revenues. Cash flow from operations for 2009 improved $3.1 million when compared to 2008 as the Company has implemented procedures and systems to better manage inventory and other current asset levels.

Comparing the 2009 performance of the Company's Scotland-based subsidiary to the prior year using British pounds, Neogen Europe recorded an exceptional 26% revenue gain. However, when Neogen Europe's 2009 revenues were translated into U.S. dollars in consolidation, its revenue gain was reduced to 3%. On a positive basis two acquisitions were completed during the year that added $9,748,000 to total income. The Company also acquired a majority position in its distributor in Mexico. While the Mexican acquisition had little effect on reported results in the current year, it is expected that it will add significantly to future growth.

Consolidated gross margins decreased 2% in 2009 to 50% from the effects of currency fluctuations, costs of integrating the acquisition of the disinfectant products and product mix. A reduction of operating expenses as a percentage of revenues resulted in only a 300 basis point decrease in operating margins and a 14% overall increase in dollars of operating margin.

The Company's financial performance continued to gain increased notice in the investment community in the past year, as it was selected for the Russell 2000 and Standard & Poor's SmallCap 600 indexes, and was named to Fortune Magazine's annual list of America's 100 Fastest Growing Small Public Companies, and to Forbes Magazine's annual list of the 200 Best Small Companies in America for the fourth consecutive year and seventh time in the last nine years.

REVENUES

	Twelve Months Ended				
(Dollars in thousands)	**May 31, 2009**	Increase/ (Decrease)	May 31, 2008	Increase/ (Decrease)	May 31, 2007
Food Safety:					
Natural Toxins, Allergens and Drug Residues	**$ 30,667**	6%	$ 29,036	15%	$ 25,238
Bacterial and General Sanitation	**18,539**	10%	16,866	24%	13,626
Dry Culture Media and Other	**11,819**	1%	11,762	42%	8,304
	61,025	6%	57,664	22%	47,165
Animal Safety:					
Life Sciences and Other	**5,730**	3%	5,567	13%	4,922
Vaccine	**2,207**	-	2,197	(25%)	2,938
Rodenticides and Disinfectants	**20,491**	99%	10,318	(6%)	10,926
Veterinary Instruments and Other	**29,268**	10%	26,672	32%	20,187
	57,696	29%	44,754	15%	38,973
Total Revenues	**$ 118,721**	16%	$ 102,418	19%	$ 86,138

The Company's Food Safety segment recorded a completely organic, broad-based 2009 revenue increase of 6% to $61,025,000. Adjusting for the impact of currency translation, organic growth was 11%.

The increase in Natural Toxins, Allergens & Drug Residues resulted from contributions of the food allergen product line that had another outstanding year of growth, with sales increasing by more than 40%. The dramatic increase in sales of each of Neogen's allergen tests is attributable to food producers increasing efforts to ensure that inadvertent allergenic ingredients do not contaminate non-allergenic foods. Sales of Food Safety's oldest product line, its rapid tests to detect natural toxins in grain, also saw significant improvement for the year, as tests for aflatoxin and deoxynivalenol (DON) improved by 10% compared to the prior year. Sales of these products, among all of the Company's products, are most affected by weather. However, continued world wide interest in toxin levels in human food and animal feed has positively affected sales. These were offset by an almost 10% decrease in revenues from drug residue tests principally as the result of currency changes.

Bacteria & General Sanitation sales had a good year despite several products that require a capital investment, including AccuPoint® readers and Soleris™ microbial detection instruments, that slowed in 2009 due to the impact of the economic downturn. However, sales of associated disposable AccuPoint samplers and Soleris vials increased sharply—providing evidence of the continued use and acceptance of these unique Food Safety products.

Dry Culture Media & Other were steady during the year as a result of the continued efforts of the sales and marketing staff in executing their sales plan, following a large increase in the prior year.

Revenues from the Company's Animal Safety segment grew 29% in 2009 compared to the prior year. While the successful integration of the acquired DuPont line of disinfectants and cleaners, and IDS drug residue diagnostics, contributed the majority of Animal Safety's revenue growth for the year, sales of existing product lines achieved organic growth of 4% for the year.

Many of the products Life Sciences & Other in this category are sold into the world wide eventing animal industry. These customers have been highly affected by the economic downturn. Management believes that any increase in this category is positive.

In total, revenues for the sales of vaccine products in FY 2009 were the same as in FY 2008, but sales of the vaccine to prevent equine botulism increased nearly 20%. Sales of immunostimulant injectibles offset the increases. This decrease was due to the difficult economic environment in FY 2009 as these products are used heavily in the hobby equine market.

Increases in Rodenticide & Disinfectants came principally as Animal Safety was able to capitalize on the acquisition of the disinfectant products from DuPont to drive agricultural disinfectants and cleaner products to near double-digit growth for the year. Sales of the new disinfectant products themselves exceeded expectations in their first year by more than 10%. Domestic sales of rodenticides also experienced strong growth of 11% for the year led by market share gains in agronomic markets.

Sales increases in the Veterinary Instrument & Other category were broad based but included significant contributions from the disposables product lines, experiencing widespread increases in the integrator and retail markets. 2008 increases included sales from the Kane acquisition but were offset partially by declining sales in equine supplements and certain wound care products.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In FY 2008, sales of Natural Toxins, Allergens & Drug Residues increased by 15% in comparison with FY 2007. Increases were broad based and resulted from deeper penetration in both the US and International markets following a year in which sales grew by 52%. Bacterial & General Sanitation products increased by 24% in FY 2008, as the AccuPoint ATP general sanitation test continued to gain momentum, domestically and internationally.

Dry Culture Media & Other Sales increased by 42% in FY 2008 as compared with FY 2007, as the Company focused their efforts on customer service and resolution of customer operating problems that resulted in steep sales increases for the year. Acumedia experienced gains in the sales for scientific related uses and experienced gains within the products for detection of E.coli in water.

Within the Animal Safety segment, sales of Life Sciences and Other Products increased by 13% in fiscal year 2008 in comparison with fiscal year 2007. Increases in 2008 were due to new direct international customers and instrument placements for forensic customers, sales of substrates and diagnostic research kits. Vaccine sales decreased by 25% in 2008 due to the timing of purchases by key domestic and international distributor purchasers.

Sales of Hacco Rodenticides and Hess and Clark disinfectants decreased by 6% in fiscal 2008. Revenue decreases were due to cyclical downturns in the rodenticide market. In general, mild and dry weather conditions in the western United States have led to fewer infestations in 2008.

Veterinary Instruments & Other sales increased in 2008 by 32% in large part due to increases related to the Kane Enterprises acquisition.

COST OF GOODS SOLD

(Dollars in thousands)	**2009**	**Increase**	2008	Increase	2007
Cost of Goods Sold	**$ 59,288**	**21%**	$ 49,185	18%	$ 41,575

Cost of goods sold increased by 21% in 2009 and by 18% in 2008 in comparison with the prior year. This compares against a 16% and 19% increase in revenues in 2009 and in 2008. Expressed as a percentage of revenues, cost of goods sold was 50%, 48% and 48% in 2009, 2008, and 2007 respectively. 2009 margins were adversely affected by the effects of currency conversion and the DuPont disinfectant acquisition, as the Company has not completed the transition to make the products in-house. The transition is expected to conclude in Fiscal Year 2010.

Food Safety gross margins were 63%, 63% and 60% in 2009, 2008 and 2007, respectively. Changes in margins between periods relate primarily to changes in product mix. Margins improved from 2007 as the effects of efficiencies resulting from investments in manufacturing facilities and the change to automate the manufacture of the ATP product.

Animal Safety gross margins were 37%, 38% and 41% in 2009, 2008 and 2007, respectively. Changes in margins between periods relate primarily to product mix, including the disinfectants acquired from DuPont. Gross margins in this segment were also adversely affected by a fall in rodenticide margins resulting from changes in commodity cost that have been difficult to reflect in prices.

OPERATING EXPENSES

(Dollars in thousands)	**2009**	**Increase**	2008	Increase	2007
Sales and Marketing	**$ 22,906**	**11%**	$ 20,648	12%	$ 18,463
General and Administrative	**11,484**	**5%**	10,927	17%	9,301
Research and Development	**4,555**	**25%**	3,639	10%	3,295

Sales and marketing expense categories increased by 11% in 2009 and by 12% in 2008 as compared with the prior year. As a percentage of sales, sales and marketing expense declined to 19% in 2009 as compared to 20% in 2008 and 2007. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally and currently expects related expenses to remain approximately 20% as expressed as a percentage of sales.

General and administrative expenses increased by 5% in 2009 and by 17% in 2008. These expenses have remained between 10% and 11% over the past three fiscal years. Increases in 2009 and 2008 resulted primarily from the acquisitions as well as due to increased levels of operations and added amortization related to businesses acquired.

Research and development expenses increased by 25% in 2009 and 10% in 2008 in comparison with 2008 and 2007. As a percentage of revenue these expenses were 4% in each of the years ended May 31, 2009, 2008 and 2007, respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 4% to 6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Certain Company products require relatively less in research and development expenses.

OPERATING INCOME

(Dollars in thousands)	**2009**	**Increase**	2008	Increase	2007
Operating Income	**$ 20,488**	**14%**	$ 18,019	33%	$ 13,504

During fiscal year 2009 and 2008, the Company's operating income increased by 14% and 33% as compared to the respective prior year. As a percentage of revenues it was 17%, 18% and 16% in 2009, 2008 and 2007 respectively. The Company has been successful in improving its operating income in 2009 and 2008 from revenue growth from existing products and acquisitions and from control of manufacturing and distribution costs.

OTHER INCOME (NET)

(Dollars in thousands)	**2009**	**Increase**	2008	Increase	2007
Other Income — Interest and Other (Net)	**$ 1,136**	**137%**	$ 479	29%	$ 371

Other income increased by 137% in comparison with 2008 and increased by 29% in 2008 in comparison with 2007. Interest revenue is a result of the Company's increase in cash and cash equivalent position in the periods offset by decreased interest rates. Investment earnings were $258,000 in 2009, $442,000 in fiscal 2008 and $373,000 in 2007. In 2009 other income also included $300,000 from a one time royalty payment, $125,000 from a royalty payment expected to continue and $400,000 of gains from currency transaction. In general no such other income was earned in 2008 or 2007.

FEDERAL AND STATE INCOME TAXES

(Dollars in thousands)	**2009**	**Increase**	2008	Increase	2007
Federal and State Income Taxes	**$ 7,750**	**21%**	$ 6,400	35%	$ 4,750

Expressed as a percentage of income before tax, the tax provision was 36% in 2009, 35% in 2008 and 34% in 2007. Fluctuations in tax provision result from the increase of the company's federal tax rate to 35%, the localities where income is earned in any year and tax credits.

NET INCOME AND NET INCOME PER SHARE

(Dollars in thousands, except per share data)	**2009**	**Increase**	2008	Increase	2007
Net Income	**$ 13,874**	**15%**	$ 12,098	33%	$ 9,125
Net Income Per Share - Basic	**$ .95**		$ .84		$ .66
Net Income Per Share - Diluted	**$ .92**		$ .81		$ .64

Net income and net income per share increased by 15% in 2009 and 33% in 2008 in comparison with the prior year. As a percentage of revenue, net income was 12%, 12% and 11% in 2009, 2008 and 2007 respectively. All of the above factors contributed to the increase in net income.

FUTURE OPERATING RESULTS

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities;
- expanding the Company's markets by fostering increased use of Company products by customers;
- maintaining gross and net operating margins in changing cost environments;
- strengthening sales and marketing activities in geographies outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing businesses or create new business areas.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION AND LIQUIDITY

On May 31, 2009, the Company had $13,842,000 in cash and cash equivalents, working capital of $62,520,000 and stockholders' equity of $128,679,000. In addition to cash and cash equivalents, a bank line with unused borrowings of $10,000,000 was available if necessary to support ongoing operations or to make acquisitions.

Cash and cash equivalents decreased $428,000 during 2009. Cash provided from operations was $10,985,000 and stock option exercise proceeds provided an additional $2,916,000 of cash. Additions to property and equipment and other non-current assets used cash of $2,836,000. Property additions approximated the provision for depreciation in 2009.

Accounts receivable increased $4,075,000 or 21% when compared to May 31, 2008. This resulted from increased sales, as a result of organic sales growth and acquisitions and some lengthening of average days outstanding. These accounts are being actively managed and no losses thereon in excess of amounts reserved are currently expected. Days sales outstanding increased from 58 days at May 31, 2008 to 60 days at May 31, 2009.

Inventory levels increased 13% or $3,564,000 in 2009 as compared to 2008. The change in inventory came from increases related to higher levels of sales, inventory of acquired companies, new product introductions in food safety and increases to help provide for inventory cost stability and to aid in assurance of supplies in tightening markets. The Company has maintained a strategy of shipping inventory to many of its customers on a same day basis. Sufficient levels of inventory are maintained to assure that this strategy can be achieved. Late in 2009 and continuing into the new year the Company has instituted programs aimed at reducing inventory. Inventory was reduced $1.5 million in the 4th fiscal quarter.

The Company has no construction in progress and facilities are generally believed to be adequate to support existing operations in the short run.

Neogen has been profitable from operations for its last 65 quarters and has generated positive cash flow from operations during the period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to or may choose to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations due by period:

(Dollars in thousands)	Total	Less than one year	1–3 years	3–5 years	More than 5 years
Long-Term Debt	$ –	$ –	$ –	$ –	$ –
Operating Leases	305,000	158,000	147,000	–	–
Unconditional Purchase Obligations	13,529,000	13,529,000	–	–	–
	$ 13,834,000	$ 13,687,000	$ 147,000	$ –	$ –

NEW ACCOUNTING PRONOUNCEMENTS

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED BALANCE SHEETS

May 31,	2009	2008
Assets		
Current Assets		
Cash and cash equivalents	$ 13,842,000	$ 14,270,000
Accounts receivable, less allowance of $600,000 and $500,000 at May 31, 2009 and 2008	23,363,000	19,384,000
Inventories	31,363,000	27,799,000
Deferred income taxes	200,000	1,225,000
Prepaid expenses and other current assets	2,998,000	2,953,000
Total Current Assets	71,766,000	65,631,000
Property and Equipment		
Land and improvements	1,175,000	1,146,000
Buildings and improvements	11,184,000	10,735,000
Machinery and equipment	17,008,000	15,295,000
Furniture and fixtures	806,000	818,000
	30,173,000	27,994,000
Less accumulated depreciation	13,115,000	11,105,000
Net Property and Equipment	17,058,000	16,889,000
Other Assets		
Goodwill	39,717,000	30,617,000
Other non-amortizable intangible assets	3,730,000	3,435,000
Customer based intangibles, net of accumulated amortization of $2,861,000 and $1,988,000 at May 31, 2009 and 2008	6,143,000	6,139,000
Other non-current assets, net of accumulated amortization of $1,663,000 and $1,373,000 at May 31, 2009 and 2008	3,762,000	3,646,000
Total Other Assets	53,352,000	43,837,000
	$ 142,176,000	$ 126,357,000
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 3,909,000	$ 6,505,000
Accruals		
Compensation and benefits	2,519,000	2,025,000
Federal income taxes	667,000	302,000
Other	2,151,000	2,304,000
Total Current Liabilities	9,246,000	11,136,000
Deferred Income Taxes	2,725,000	2,329,000
Other Long-Term Liabilities	1,526,000	1,644,000
Total Liabilities	13,497,000	15,109,000
Stockholders' Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	–	–
Common stock, $0.16 par value - shares authorized 30,000,000; 14,736,886 and 14,518,277 shares issued and outstanding at May 31, 2009 and 2008	2,358,000	2,323,000
Additional paid-in capital	63,162,000	58,789,000
Accumulated other comprehensive income (loss)	(430,000)	421,000
Retained earnings	63,589,000	49,715,000
Total Stockholders' Equity	128,679,000	111,248,000
	$ 142,176,000	$ 126,357,000

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF INCOME

Year Ended May 31	**2009**	2008	2007
Net Sales	**$118,721,000**	$ 102,418,000	$ 86,138,000
Cost of Goods Sold	**59,288,000**	49,185,000	41,575,000
Gross Margin	**59,433,000**	53,233,000	44,563,000
Operating Expenses			
Sales and marketing	**22,906,000**	20,648,000	18,463,000
General and administrative	**11,484,000**	10,927,000	9,301,000
Research and development	**4,555,000**	3,639,000	3,295,000
	38,945,000	35,214,000	31,059,000
Operating Income	**20,488,000**	18,019,000	13,504,000
Other Income			
Interest income	**248,000**	442,000	358,000
Royalty income	**429,000**	–	–
Other	**459,000**	37,000	13,000
	1,136,000	479,000	371,000
Income Before Income Taxes	**21,624,000**	18,498,000	13,875,000
Provision for Income Taxes	**7,750,000**	6,400,000	4,750,000
Net Income	**$ 13,874,000**	$ 12,098,000	$ 9,125,000
Net Income Per Share			
Basic	**$ 0.95**	$ 0.84	$ 0.66
Diluted	**$ 0.92**	$ 0.81	$ 0.64

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock					Total
	Shares	Amount	Additional Paid-in Capital	Other Income (Loss)[1]	Retained Earnings	Stockholders' Equity
Balance, June 1, 2006	12,465,936	$ 1,994,000	$ 34,853,000	$ 85,000	$ 28,492,000	$ 65,424,000
Issuance of Common Stock	975,000	156,000	12,838,000			12,994,000
Exercise of options and warrants, net of share based compensation, including $460,000 income tax benefit	565,586	90,000	3,825,000			3,915,000
Issuance of shares under Employee Stock Purchase Plan	14,284	3,000	183,000			186,000
Comprehensive income:						
Net income for 2007					9,125,000	9,125,000
Foreign currency translation adjustments				301,000		301,000
Total comprehensive income						9,426,000
Balance, May 31, 2007	14,020,806	2,243,000	51,699,000	386,000	37,617,000	91,945,000
Exercise of options and warrants, net of share based compensation, including $747,000 income tax benefit	482,960	78,000	6,865,000			6,943,000
Issuance of shares under Employee Stock Purchase Plan	14,511	2,000	225,000			227,000
Comprehensive income:						
Net income for 2008					12,098,000	12,098,000
Foreign currency translation adjustments				35,000		35,000
Total comprehensive income						12,133,000
Balance, May 31, 2008	14,518,277	2,323,000	58,789,000	421,000	49,715,000	111,248,000
Exercise of options and warrants, net of share based compensation, including $682,000 income tax benefit	255,188	41,000	4,992,000			5,033,000
Issuance of shares under Employee Stock Purchase Plan	13,210	2,000	296,000			298,000
Repurchase of Common Stock	(49,789)	(8,000)	(915,000)			(923,000)
Comprehensive income:						
Net income for 2009					13,874,000	13,874,000
Foreign currency translation adjustments				(851,000)		(851,000)
Total comprehensive income						13,023,000
Balance, May 31, 2009	**14,736,886**	**$ 2,358,000**	**$63,162,000**	**$ (430,000)**	**$ 63,589,000**	**$ 128,679,000**

See accompanying notes to consolidated financial statements.

[1] Other represents accumulated other comprehensive income (loss).

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended May 31	**2009**	2008	2007
Cash Flows From Operating Activities			
Net income	**$ 13,874,000**	$ 12,098,000	$ 9,125,000
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation and amortization	**3,890,000**	3,516,000	2,840,000
Deferred income taxes	**1,550,000**	450,000	813,000
Share based compensation	**1,967,000**	1,892,000	1,293,000
Excess income tax benefit from the exercise of stock options	**(682,000)**	(747,000)	(460,000)
Other	**–**	253,000	367,000
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(4,075,000)**	(3,869,000)	(1,798,000)
Inventories	**(3,698,000)**	(6,364,000)	(1,490,000)
Prepaid expenses and other current assets	**(49,000)**	(122,000)	(553,000)
Accounts payable	**(2,648,000)**	1,666,000	1,675,000
Accruals and other changes	**856,000**	(900,000)	(1,654,000)
Net Cash From Operating Activities	**10,985,000**	7,873,000	10,158,000
Cash Flows Used In Investing Activities			
Purchases of property, equipment and other noncurrent assets	**(2,836,000)**	(2,471,000)	(4,704,000)
Business acquisitions, net of cash acquired	**(11,134,000)**	(10,147,000)	–
Net Cash Used In Investing Activities	**(13,970,000)**	(12,618,000)	(4,704,000)
Cash Flows From (Used In) Financing Activities			
Net proceeds from issuance of common stock	**–**	–	12,994,000
Exercise of options	**2,916,000**	5,060,000	2,441,000
Repurchase of common stock	**(923,000)**	–	–
Payments on long-term debt	**–**	–	(9,955,000)
Excess income tax benefit from the exercise of stock options	**682,000**	747,000	460,000
Increase (Decrease) in other long-term liabilities	**(118,000)**	(216,000)	71,000
Net Cash From Financing Activities	**2,557,000**	5,591,000	6,011,000
Net Increase (Decrease) In Cash	**(428,000)**	846,000	11,465,000
Cash And Cash Equivalents At Beginning Of Year	**14,270,000**	13,424,000	1,959,000
Cash And Cash Equivalents At End Of Year	**$ 13,842,000**	$ 14,270,000	$ 13,424,000
Supplemental Cash Flow Information			
Income taxes paid, net of refunds	**$ 7,386,000**	$ 7,475,000	$ 3,295,000

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its subsidiaries (collectively, the Company), all of which are wholly owned, with the exception of Neogen Latinoamerica S.A.P.I. DE C.V. which is 60% owned.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders' equity. Accumulated other comprehensive income (loss) consists solely of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. Only one customer accounted for more than 10% of accounts receivable at May 31, 2009 and 2008. As May 31, 2009 and 2008 the balance due from that customer was $2,879,000 or 12.3% and $2,536,000 or 12.8%, respectively of the total of all outstanding accounts receivables.

The Company maintains a valuation allowance for accounts receivable of $600,000 at May 31, 2009 and $500,000 at May 31, 2008 and 2007. Expenses related to uncollectable accounts and allowance adjustments were $199,000, $54,000 and $30,000 in the years ended May 31, 2009, 2008 and 2007 respectively. Write-offs were $99,000, $54,000 and $60,000 in the years ended May 31, 2009, 2008 and 2007 respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including accounts receivable, accounts payable, and accrued expenses approximate fair value based on either their short maturity or current terms for similar instruments.

Cash and Cash Equivalents

Cash and cash equivalents are used to support current operations and may be invested to take advantage of short-term investment opportunities. The Company invests in only high quality, Federally insured certificates of deposit with original maturity dates of less than 90 days and corporate commercial paper in 2008. The cost of these assets approximate fair market value at May 31, 2009 and 2008. Cash equivalents were $5,344,000 and $12,185,000 at May 31, 2009 and 2008, respectively.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follow:

	2009	2008
Raw materials	**$ 11,183,000**	$ 10,278,000
Work-in-process	**703,000**	598,000
Finished and purchased finished goods	**19,477,000**	16,923,000
	$ 31,363,000	$ 27,799,000

No less frequently than quarterly, inventory is analyzed for slow moving and obsolete inventory and the valuation allowance adjusted as required. Write offs against the allowance are not separately identifiable. The valuation allowance for inventory was $1,025,000, $700,000 and $510,000 at May 31, 2009, 2008 and 2007.

Property and Equipment
Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which are generally seven to thirty-nine years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $2,560,000, $2,360,000, and $1,901,000 in 2009, 2008 and 2007, respectively.

Goodwill and Intangible Assets
Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. In general, goodwill is amortizable for tax purposes over 15 years. Other intangible assets include customer relationships' trademarks, licenses, trade names and patents. Amortizable intangible assets are amortized on either an accelerated or a straight-line basis over five to twenty years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are deemed to be less than fair value based upon a discounted cash flow analysis, such assets are reduced to their estimated fair value. The remaining weighted-average amortization period for customer based intangibles and other intangibles is 10.5 and 10.1 years respectively at May 31, 2009.

Long-lived Assets
Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is first evaluated by comparing the carrying value of the long-lived assets to undiscounted future cash flows over the remaining useful life of the assets. If the undiscounted cash flows are less than the carrying value of the assets, the fair value of the long-lived assets is determined, and if lower than the carrying value, impairment is recognized.

Reclassifications
Certain amounts in the 2008 and 2007 financial statements have been reclassified to conform to the 2009 presentation.

Stock Options
At May 31, 2009, the Company had stock option plans that are described more fully in Note 5.

The weighted-average fair value per share of options granted during 2009, 2008 and 2007, estimated on the date of grant using the Black-Scholes option pricing model, was $8.16, $6.91 and $5.69, respectively. The fair value of options granted was estimated using the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	**2.9%**	4.6%	4.7%
Expected dividend yield	**0%**	0%	0%
Expected stock price volatility	**32.8%**	34.2%	46.5%
Expected option life	**4.0 years**	4.0 years	4.0 years

The risk-free interest rate for periods within the expected life of options granted is based on the United States Treasury yield curve in effect at the time of grant. Expected stock price volatility is based on historical volatility of the Company's stock. The expected option life, representing the period of time that options granted are expected to be outstanding, is based on historical option exercise and employee termination data. The Company recognizes the cost of stock options using the accelerated method over their requisite service periods which the Company has determined to be the vesting periods.

Revenue Recognition
Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which generally is at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling Costs
Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $4,266,000, $3,888,000 and $3,426,000 in 2009, 2008 and 2007, respectively.

Income Taxes
The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense represents the

change in net deferred income tax assets and liabilities during the year.

No provision has been made for United States federal income taxes that may result from future remittances of the undistributed earnings of foreign subsidiaries because it is expected that such earnings will be reinvested overseas indefinitely. At May 31, 2009 retained earnings of the UK subsidiary were $4,273,000.

Research and Development Costs

Research and Development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and totaled $603,000, $424,000 and $393,000 in 2009, 2008 and 2007, respectively.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31,	**2009**	2008	2007
Numerator for basic and diluted net income per share			
Net income	**$ 13,874,000**	$ 12,098,000	$ 9,125,000
Denominator			
Denominator for basic net income per share weighted average shares	**14,669,000**	14,474,000	13,791,000
Effect of dilutive stock options and warrants	**389,000**	525,000	370,500
Denominator for diluted net income per share	**15,058,000**	14,999,000	14,161,500
Net income per share			
Basic	**$ 0.95**	$ 0.84	$ 0.66
Diluted	**$ 0.92**	$ 0.81	$ 0.64

In 2009, approximately 278,000 options were excluded from the computations of net income per share as the option prices exceeded the average market price of the common shares. No options were excluded in 2008 or 2007.

New Accounting Pronouncements

In December 2007, SFAS No. 141 "Business Combinations (revised 2007)" (SFAS 141(R)) was issued. The revision is intended to converge rulemaking and reporting under U.S. Generally Accepted Accounting Principles (GAAP) with international accounting rules. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) when adopted on June 1, 2009 is not expected to affect existing accounting for acquisitions.

SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. Its intention is to eliminate the diversity in practice regarding the accounting for transactions between and entity and noncontrolling interests. The Company is required to adopt the provisions of both SFAS 141 (R) and SFAS 160 simultaneously at the beginning of fiscal 2010. Earlier adoption is prohibited. SFAS 160 when adopted on June 1, 2009, is not expected to have a material impact on the Company's results of operations or financial position.

In April 2009 the FASB issued FSP No. FAS 107-1: "Disclosures about Fair Value of Financial Instruments" to require disclosures about fair value of financial instruments for interim and annual reporting periods of publicly traded companies. The Company will adopt FSP FAS 107-1 during the quarter ended in August 31, 2009. The statement is not expected to have any impact on the Company's results of operations or financial position.

In May 2009, the FASB issued SFAS No. 165: "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this standard during the quarter ended August

31, 2009 is not expected to have any impact on the Company's results of operations or financial position.

2. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by SFAS No. 142 as of the first day of the fourth quarter of 2009 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

	Food Safety	Animal Safety	Total
Balance, June 1, 2007	$ 12,397,000	$ 12,051,000	$ 24,448,000
Goodwill acquired	4,000	6,165,000	6,169,000
Balance, May 31, 2008	12,401,000	18,216,000	30,617,000
Goodwill acquired	114,000	8,986,000	9,100,000
Balance, May 31, 2009	**$ 12,515,000**	**$ 27,202,000**	**$ 39,717,000**

At May 31, 2009, non-amortizable intangible assets included licenses of $554,000, trademarks of $1,952,000 and customer relationship intangibles of $1,224,000. At May 31, 2008, non-amortizable assets consisted of licenses of $370,000, trademarks of $1,841,000 and customer relationship intangibles of $1,224,000.

Other amortizable intangible assets consisted of the following and are included in customer based intangible and other noncurrent assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,101,000	$ 525,000	$ 576,000
Covenants not to compete	95,000	63,000	32,000
Patents	3,007,000	785,000	2,222,000
Customer relationship intangibles	8,127,000	1,988,000	6,139,000
Balance, May 31, 2008	$ 12,330,000	$ 3,361,000	$ 8,969,000
Licenses	$ 1,225,000	$ 583,000	$ 642,000
Covenants not to compete	70,000	35,000	35,000
Patents	3,513,000	1,045,000	2,468,000
Customer relationship intangibles	9,004,000	2,861,000	6,143,000
Balance, May 31, 2009	$ 13,812,000	$ 4,524,000	$ 9,288,000

Amortization expense for other intangibles totaled $1,330,000, $1,156,000 and $939,000 in 2009, 2008 and 2007, respectively. The estimated amortization expense for each of the five succeeding years is as follows: $1,403,000 in 2010, $1,313,000 in 2011, $1,244,000 in 2012, $1,177,000 in 2013, and $1,109,000 in 2014. The other amortizable intangible assets useful lives are 5 to 20 years for licenses, 5 years for covenants not to compete, 5 to 17 years for patents, and 12 to 20 years for customer relationship intangibles. All intangibles are amortized on a straight line basis with the exception of customer based intangibles which are amortized on an accelerated basis.

3. BUSINESS ACQUISITIONS

The Consolidated Statements of Income reflect the results of operations for business acquisitions since the respective dates of purchase. All are accounted for using the purchase method.

On August 24, 2007, Neogen Corporation purchased the operating assets of Brandon, South Dakota based Kane Enterprises, Inc. Consideration for the purchase, including additional net current assets of $800,000, consisted of $6,600,000 of cash. The allocation of the purchase price consisted of $600,000 in accounts receivables, $1,775,000 in inventory, $55,000 in fixed assets, $4,350,000 in goodwill and other intangible assets (estimated useful lives of 5-15 years) and $180,000 in assumed liabilities. The acquisition has been integrated into the Lexington, Kentucky operations and is a strong synergistic fit with the Company's Animal Safety product line.

On December 3, 2007, Neogen Corporation purchased the operating assets of Winnipeg, Manitoba based Rivard Instruments Inc., a manufacturer of veterinary instruments. Consideration for the purchase was cash of $3,469,000. The preliminary allocation of the purchase price consisted of $468,000 in inventory, $5,000 in fixed assets and $2,996,000 in goodwill and other intangible assets (estimated useful lives of 13-17 years). The acquisition has been integrated into the Lexington, Kentucky operations is a strong synergistic fit with the Company's Animal Safety product line.

On June 30, 2008, Neogen Corporation purchased a disinfectant business from DuPont Animal Health Solutions. The products of this business are used in animal health hygiene applications. Assets acquired include 14 different product formulations, associated registrations, patents, trademarks, and other intangibles (estimated useful lives of 5-15 years). As a part of the acquisition the Company obtained the right to distribute certain other related DuPont products in North America. DuPont will distribute certain of the newly acquired Neogen products in certain international markets. Consideration for the purchase was $7,000,000 with potential additional payments of up to $5,000,000 based upon future revenues. On a preliminary basis, the purchase price has been assigned to intangible assets.

On June 3, 2008, Neogen Corporation formed a subsidiary in Mexico, Neogen Latinoamerica S.A.P.I. DE C.V. to acquire its former distributor. The new business is 40% owned by Neogen Corporation's former Mexican distributor in Mexico, with the remainder owned by Neogen. The new company will distribute the Company's food and animal safety products throughout Mexico. The consideration of $672,000 was allocated $462,000 to current assets, $30,000 to fixed assets and the remainder to intangible assets (estimated useful lives of 10 years).

On May 4, 2009, Neogen Corporation acquired International Diagnostics Systems Corporation, a St. Joseph, Michigan based developer, manufacturer and marketer of test kits to detect drug residues in food and animal feed, and drugs in forensic and animal samples. International Diagnostic Systems reported sales of $2 million in its most recently completed fiscal year prior to the acquisition. The preliminary allocation included net current assets of $498,000 and intangible assets of $2,964,000 (estimated useful lives of 5-15 years).

4. LONG-TERM DEBT

The Company has a financing agreement with a bank (nothing drawn at May 31, 2009) providing for an unsecured revolving line of credit of $10,000,000 that matures on December 1, 2010. Interest is at LIBOR plus 125 basis points (rate under the terms of the agreement was 1.57% at May 31, 2009). Financial covenants include maintaining specified funded debt to EBITDA and debt service ratios, each of which the Company is in compliance with at May 31, 2009.

5. EQUITY COMPENSATION PLANS

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company under the terms of the Company's stock option plans at an exercise price of not less than the fair market value of the stock on the date of grant. The number of shares initially authorized for issuance under current and now expired plans total 5,074,219. Remaining shares available for grant under stock option plans were 723,000, 983,000 and 599,000 at May 31, 2009, 2008 and 2007, respectively. Options vest and the contractual terms are generally five years.

	Shares	Weighted-Average Exercise Price
Outstanding at June 1, 2006 (867,947 exercisable)	1,842,158	$ 9.35
Granted	322,500	13.53
Exercised	(636,018)	7.28
Forfeited	(14,939)	9.43
Outstanding at May 31, 2007 (688,011 exercisable)	1,513,701	11.10
Granted	389,756	20.54
Exercised	(473,189)	9.02
Forfeited	(20,791)	14.03
Outstanding at May 31, 2008 (517,983 exercisable)	1,409,477	14.36
Granted	278,000	27.16
Exercised	(260,201)	10.85
Forfeited	(17,765)	8.60
Outstanding at May 31, 2009 (555,299 exercisable)	**1,409,511**	**$ 17.51**

The following is a summary of stock options outstanding at May 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 3.33–3.67	3,752	0.85	$ 3.55	3,752	$ 3.50
6.35–7.41	8,625	2.79	6.95	8,625	6.95
10.13–13.63	744,353	2.88	12.59	464,426	12.28
20.33–27.28	652,781	5.32	23.33	78,496	20.67
$ 3.33–27.28	1,409,511	4.00	$ 17.51	555,299	$ 13.33

The weighted-average exercise price of shares that were exercisable at May 31, 2008 and 2007 was $11.35 and $9.72, respectively.

The aggregate intrinsic value of options outstanding and options exercisable was $10,826,000 and $5,869,000 at May 31, 2007, $16,879,000 and $7,762,000 at May 31, 2008 and $7,850,000 and $4,855,000 at May 31, 2009. The aggregate intrinsic value of options exercised during the year was $6,547,000 in 2007 and $6,783,000 in 2008 and $4,099,000 in 2009. Remaining compensation cost for non-vested shares was $2,323,000 at May 31, 2009.

The following table summarizes warrant activity with non-employees that are expensed at fair value upon grant. All warrants are exercisable for common stock of the Company and expire through 2012.

	Shares	Weighted-Average Exercise Price
Outstanding warrants at June 1, 2006	81,938	$ 9.69
Warrants exercised during the year	(9,375)	6.99
Warrants granted during the year	12,000	13.53
Warrants forfeited during the year	(3,750)	9.43
Outstanding warrants at May 31, 2007	80,813	10.58
Warrants exercised during the year	(26,813)	8.14
Outstanding warrants at May 31, 2008	54,000	11.79
Warrants exercised during the year	(15,750)	10.83
Warrants forfeited during the year	(3,750)	10.13
Outstanding warrants at May 31, 2009	**34,500**	**$ 12.60**

Common stock totaling 39,954 of the 100,000 originally authorized shares are reserved for issuance under the terms of the 2002 Employee Stock Purchase Plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensation) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. Shares purchased by employees were 13,210, 14,511 and 9,523 in 2009, 2008 and 2007, respectively.

6. INCOME TAXES

The provision for income taxes consisted of the following:

Year ended May 31,	**2009**	2008	2007
Current:			
U.S. Federal	**$ 5,200,000**	$ 5,200,000	$ 3,739,000
Foreign	**500,000**	400,000	250,000
State (Credit)	**500,000**	350,000	(52,000)
Deferred	**1,550,000**	450,000	813,000
	$ 7,750,000	$ 6,400,000	$ 4,750,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

May 31,	**2009**	2008
Deferred income tax liabilities		
Depreciation and amortization	**$ (4,079,000)**	$ (3,066,000)
Prepaids	**(229,000)**	(128,000)
Other	**(451,000)**	(148,000)
	(4,759,000)	(3,342,000)
Deferred income tax assets		
Inventories and accounts receivable	**844,000**	735,000
Acquired net operating loss carry forwards	**229,000**	100,000
Accrued liabilities and other	**1,161,000**	1,403,000
	2,234,000	2,238,000
Net deferred income tax liabilities	**$ (2,525,000)**	$ (1,104,000)

The acquired net operating loss carry forwards resulted in a deferred tax asset of $229,000, of which $100,000 will expire in 2011 and $129,000 will expire in 2019.

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31,	**2009**	2008	2007
Tax at U.S. statutory rates	**$7,600,000**	$ 6,374,000	$ 4,756,000
Tax credits and other	**(180,000)**	(194,000)	28,000
Provisions for state income taxes, net of federal benefit	**330,000**	220,000	(34,000)
	$7,750,000	$ 6,400,000	$ 4,750,000

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on June 1, 2007. The adoption of FIN 48 had no significant affect on the financial statements. The Company has no significant accrual for unrecognized tax benefits at May 31, 2009. Should the accrual of any interest of penalties relative to unrecognized tax benefits be necessary, such accruals will be reflected within income tax accounts. For the majority of tax jurisdictions, the Company is no longer subject to U.S. Federal, State and local or non U.S. income tax examinations by tax authorities for fiscal years before 2006.

7. COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. The Company is currently expensing annual costs of remediation of approximately $90,000. The Company's estimated liability for this expense of $916,000 at May 31, 2009 is recorded within other long term liabilities in the consolidated balance sheet.

The Company has agreements with unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense under the terms of these agreements for was $1,184,000, $1,231,000 and $1,124,000 for 2009, 2008 and 2007, respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2009, 2008 and 2007 was $336,000, $326,000 and $346,000, respectively. Future minimum rental payments for these leases over the remaining terms are as follows: 2010 - $158,000; 2011 - $99,000; and 2012 - $48,000.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

8. DEFINED CONTRIBUTION BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to IRS limits, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $542,000, $476,000 and $409,000 in 2009, 2008 and 2007, respectively.

9. SEGMENT INFORMATION

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors. Additionally, the Animal Safety segment produces and markets rodenticides and disinfectants to assist in control of rodents and disease in and around agricultural, food production and other facilities.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

	Food Safety	Animal Safety	Corporate and Eliminations [1]	Total
2009				
Net sales to external customers	**$ 61,025,000**	**$ 57,696,000**	**$ –**	**$118,721,000**
Operating income	**14,943,000**	**6,786,000**	**(1,241,000)**	**20,488,000**
Depreciation and amortization	**2,717,000**	**1,173,000**	**–**	**3,890,000**
Interest income	**–**	**–**	**248,000**	**248,000**
Income taxes	**5,356,000**	**2,432,000**	**(38,000)**	**7,750,000**
Total assets	**61,322,000**	**69,559,000**	**11,295,000**	**142,176,000**
Expenditures for long-lived assets	**1,882,000**	**954,000**	**–**	**2,836,000**
2008				
Net sales to external customers	$ 57,664,000	$ 44,754,000	$ –	$ 102,418,000
Operating income	14,245,000	4,972,000	(1,198,000)	18,019,000
Depreciation and amortization	2,495,000	1,021,000	–	3,516,000
Interest income	–	–	442,000	442,000
Income taxes	5,060,000	1,766,000	(426,000)	6,400,000
Total assets	60,951,000	52,236,000	13,170,000	126,357,000
Expenditures for long-lived assets	1,850,000	621,000	–	2,471,000
2007				
Net sales to external customers	$ 47,165,000	$ 38,973,000	$ –	$ 86,138,000
Operating income	9,619,000	4,845,000	(960,000)	13,504,000
Depreciation and amortization	1,952,000	888,000	–	2,840,000
Interest income	–	–	358,000	358,000
Income taxes	3,383,000	1,704,000	(337,000)	4,750,000
Total assets	55,426,000	39,104,000	10,754,000	105,284,000
Expenditures for long-lived assets	3,692,000	1,012,000	–	4,704,000

(1) Includes corporate assets, including cash and cash equivalents and current and deferred tax accounts, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

Sales to customers located outside the United States amounted to $48,678,000 or 41% of consolidated sales in 2009, $39,333,000 or 38% in 2008 and $32,727,000 or 38% in 2007 and were derived primarily in the geographic areas of South and Central America, and Canada, Asia and Europe. Revenues from one Food Safety distributor customer were 9.8% in 2009 and 11.9% in 2008 of total revenues. No other customer represented revenues in excess of 10% of consolidated net sales. The United States based operations represent 97% of the Company's long-lived assets as of May 31, 2008 and 2009.

10. STOCK REPURCHASE

In December 2008, the Company's Board of Directors rescinded an existing program and authorized a new program to purchase, subject to market conditions, up to 500,000 shares of the Company's common stock. As of May 31, 2009, 49,789 cumulative shares have been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $923,000. There were no purchases in 2008 or 2007 under the rescinded program. Shares purchased under the program were retired.

11. SUMMARY OF QUARTERLY DATA (UNAUDITED)

	Quarter Ended			
	August 2007	November 2007	February 2008	May 2008
	In thousands, except per share data			
Net sales	$ 22,909	$ 27,210	$ 25,180	$ 27,119
Gross margin	12,297	14,171	12,663	14,102
Net income	3,011	3,254	2,658	3,175
Basic net income per share	.21	.23	.19	.22
Diluted net income per share	.21	.22	.18	.21

	Quarter Ended			
	August 2008	November 2008	February 2009	May 2009
	In thousands, except per share data			
Net sales	$ 28,805	$ 31,187	$ 27,840	$ 30,889
Gross margin	14,804	16,125	13,027	15,477
Net income	3,733	3,901	2,823	3,417
Basic net income per share	.26	.27	.19	.23
Diluted net income per share	.25	.26	.19	.22

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

REPORTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Neogen Corporation,

The management of Neogen Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Neogen Corporation's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Neogen Corporation's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2009 under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on that assessment, management believes that, as of May 31, 2009 the Company's internal control over financial reporting is effective.

James L. Herbert
Chairman and CEO

Richard R. Current
Vice President and CFO

August 14, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Neogen Corporation,

We have audited Neogen Corporation's internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Neogen Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Neogen Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Neogen Corporation as of May 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2009, and our report dated August 14, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids Michigan, August 14, 2009

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Neogen Corporation,

We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries (the Company) as of May 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neogen Corporation's internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids Michigan, August 14, 2009

NEOGEN CORPORATION AND SUBSIDIARIES: COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN AND STOCK PROFILE ACTIVITY

Comparison of Five Year Cumulative Total Return*

Among Neogen Corporation, The NASDAQ Composite Index, and The NASDAQ Medical Equipment Index


$300
250
200
150
100
50
0
Neogen Corporation
NASDAQ Composite
NASDAQ Medical Equipment
5/04
5/05
5/06
5/07
5/08
5/09

*$100 invested on May 31, 2004 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.

	5/04	5/05	5/06	5/07	5/08	5/09
Neogen Corporation	$100.00	$91.47	$128.87	$172.96	$249.59	$208.84
NASDAQ Composite	100.00	104.91	113.08	136.66	132.60	92.61
NASDAQ Medical Equipment	100.00	108.12	121.21	140.36	141.40	93.69

The stock price performance included in this graph is not indicative of future stock price performance.

STOCK PROFILE ACTIVITY

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2009, there were approximately 525 stockholders of record of Common Stock that management believes represents a total of approximately 5,625 beneficial holders.

Year Ended		High	Low
May 31, 2009	Fourth Quarter	**$ 23.97**	**$ 16.50**
	Third Quarter	27.56	19.66
	Second Quarter	31.95	19.10
	First Quarter	28.50	22.20
May 31, 2008	Fourth Quarter	$ 27.99	$ 23.89
	Third Quarter	28.50	20.35
	Second Quarter	27.93	20.20
	First Quarter	22.12	17.24

NEOGEN CORPORATION OFFICERS AND DIRECTORS

OFFICERS

James L. Herbert
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer & Secretary

Edward L. Bradley
Vice President, Food Safety

Kenneth V. Kodilla
Vice President
Manufacturing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Anthony E. Maltese
Vice President
Corporate Development

Terri A. Morrical
Vice President
Animal Safety

Mark A. Mozola, Ph.D.
Vice President
Research and Development

Paul S. Satoh, Ph.D.
Vice President
Basic and Exploratory Research

DIRECTORS

James L. Herbert
Neogen Corporation
Chairman of the Board
Chief Executive Officer

Lon M. Bohannon
Neogen Corporation
President
Chief Operating Officer

Robert M. Book
Agrivista, Inc.
President
Elanco Products Company
Former Vice President

A. Charles Fischer
Dow AgroSciences
Former President & CEO

Gordon E. Guyer, Ph.D.
Michigan State University
Former President

G. Bruce Papesh
Dart, Papesh & Co.
President

Jack C. Parnell
Kahn, Soares & Conway
U.S. Department of Agriculture
Former Deputy Secretary

Thomas H. Reed
JBS Packerland
Special Assistant to the President

Clayton K. Yeutter, Ph.D.
Hogan & Hartson, LLP
Senior Advisor, International Trade
U.S. Department of Agriculture
Former Secretary

LEGAL COUNCIL

Lowe Law Firm, P.C.
2375 Woodlake Drive
Suite 380
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
171 Monroe Avenue NW
Suite 1000
Grand Rapids, MI 49503

FORM 10-K AND THE COMPANY'S CODE OF ETHICS

Copies of Form 10-K and the Company's Code of Ethics will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

STOCK TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219

ANNUAL MEETING

10:00 a.m.
October 8, 2009
University Club of Michigan State University
3435 Forest Road
Lansing, MI 48909

NE008-0809



620 Lesher Place, Lansing, MI 48912 USA
800/234-5333 • 517/372-9200 • Fax 517/372-0108
neogen-info@neogen.com • www.neogen.com
NASDAQ: NEOG